Filed pursuant to Rule 424(b)(1)
Registration No. 333-12264

Crosswave Communications Inc. 17,392,000 American Depositary Shares Representing 86,960 Shares of Common Stock

        This is the initial public offering of Crosswave Communications Inc. This prospectus relates to an offering of 17,392,000 American Depositary Shares in the United States. Each ADS is equal to 1/200th of a share of common stock of Crosswave.

      Prior to this offering, there has been no public market for the shares or ADSs. The ADSs have been approved for quotation on the Nasdaq National Market under the symbol “CWCI”.

      Our three current shareholders are Internet Initiative Japan, Sony Corporation and Toyota Motor Corporation. Following this offering, IIJ will own 34.9% of Crosswave, Sony and Toyota will each own 23.9% and, pursuant to a shareholders agreement, together they will control us.

       See “Risk Factors” beginning on page 8 to read about material risks you should consider before buying the ADSs.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$14.00	$243,488,000

Underwriting discount	$0.88	$15,304,960

Proceeds, before expenses, to Crosswave Communications Inc.	$13.12	$228,183,040

      To the extent that the underwriters sell more than 17,392,000 ADSs, the underwriters have the option to purchase up to an additional 2,608,000 ADSs from us at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the ADSs against payment in New York, New York on August 9, 2000.

Goldman, Sachs & Co.

J.P. Morgan & Co.	Robertson Stephens

Prospectus dated August 3, 2000.

Crosswave's Current Nationwide Network and Access Points

Asahikawa
Tomakomai
Sapporo
Hakodate
Aomori
Morioka
Akita
Yamagata
Sendai
Iwaki
Hitachi
Fukushima
Koriyama
Utsunomiya
Mito
Tsukuba
Kashiwa
Misato
Toyocho
Urawa
Maebashi
Takasaki
Kawagoe
Tokorozawa
Kawaguchi
Niigata
Tokyo Otemachi
Ariake
Yokohama
Hirakawa cho
Kawa saki
Atsugi
Numazu
Shizuoka
Hama matsu
Fuchu
Hachioji
Kofu
Suwa
Matsumoto
Nagano
Toyama
Kanazawa
Fukui
Toyo hashi
Toyota
Nagoya
Gifu
Yokkaichi
Tsu
Nara
Sakai
Wakayama
Otsu
Kyoto
Suita
Osaka
Esaka
Kakogawa
Himeji
Nishino miya
Kobe
Toku shima
Mishima kawanoe
Taka matsu
Kochi
Matsuyama
Okayama
Kurashiki
Fukuyama
Hiroshima
Iwakuni
Tokuyama
Yonago
Yamaguchi
Shimonoseki
Kitakyushu
Fukuoka
Saga
Nagasaki
Oita
Kumamoto
Kagoshima
Miyazaki
Access Point
Data Center

As of July, 2000

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our company and the ADSs being sold in the offering and our financial statements and notes to those statements appearing elsewhere in this prospectus.

Crosswave Communications Inc.

Our Business

      We are a pioneer in the introduction of broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan, including the high-speed backbone, wide area Ethernet platform, data center and other value-added services described below. We operate the first nationwide fiber optic network in Japan specifically designed for the high-speed transmission of data. We currently lease fiber for our network and are also starting to lay additional fiber which we own. Our network uses advanced optical technologies that allow us to deliver high-capacity, cost-effective and highly reliable data communication services, eliminating the burden of multiple layers of equipment employed in traditional telephony systems. Our extensive network can be easily upgraded to increase capacity, support new services and incorporate new transmission technologies, as the market demands.

      We were formed in October 1998 by IIJ, Sony and Toyota and began offering services in May 1999. For the year ended March 31, 2000, we had revenues of ¥232 million and a net loss of ¥7,849 million. Our accumulated deficit at March 31, 2000 was ¥7,933 million.

      Our goal is to become the leading provider of advanced, end-to-end data communications services relying solely on our network, without the use of third-party carriers. Currently, customers typically lease lines from other carriers, primarily NTT, to access our network.

      Although the telecommunications market in Japan is highly competitive, we believe there are a limited number of providers in Japan offering advanced cost-effective services. Our services include:

•	High-speed backbone service. We were the first provider in Japan to offer dedicated lines in bandwidths of up to 600 Mbps.
•	Wide area Ethernet platform service. We were the first carrier in Japan to create a platform using Ethernet switches and equipment to link all components of our customers’ networks. Ethernet is one of the most widespread standards used for networking computers but has been limited primarily to use in local area networks. This wide area Ethernet platform provides seamless data communications among distant network components as if they were in the same local area.
•	Dial-up port service. We enable our customers to offer access to their own networks via our infrastructure. We offer over 80 access points nationwide where we locate network equipment used to connect customers who dial in to the network.
•	Data center services. We offer equipment housing and network connectivity at our facilities in various locations throughout Japan.

      Our target customers include:

•	corporations and other large organizations;
•	Internet service providers, or ISPs;
•	domestic and foreign telecommunications carriers;
•	cable television and broadcasting companies;
•	large-scale data and digital content service providers, such as providers of games, videos and music; and
•	businesses engaged in e-commerce.

IIJ and its affiliates accounted for 86.2% of our revenues in the year ended March 31, 2000, during which 7.6% of our revenues were from third-party customers. We have increased the number of third-party customers in the first part of the current fiscal year. These customers are primarily corporations using our wide area Ethernet platform services and telecommunications carriers and corporations using our high-speed backbone services.

      In order to establish a backbone network quickly and begin offering our services, we leased 3,689 route miles of dark fiber nationwide pursuant to an IRU, or Indefeasible Right of Use, agreement with KDD that currently extends through April 2009. Dark fiber is installed fiber optic cable that does not include the equipment necessary to transmit data through the fiber. We constructed our network by installing the equipment necessary to enable data transmission over the leased fiber. As of May 2000, this network is fully operational nationwide.

      We are now expanding our network by:

•	installing our own fiber along national roadways to increase capacity, geographical coverage and network redundancy;
•	installing or leasing fiber to form a metropolitan backbone network in high-density urban areas; and
•	installing or leasing fiber and other local access infrastructure in these urban areas to provide direct access to the buildings of target customers, enabling them to access our network without the use of third-party carriers.

      We plan to extend our network to encompass a total of approximately 7,900 route miles of fiber in Japan by 2004. In addition, we have already secured backbone capacity to the United States. We are seeking opportunities to further expand our international network to the United States and other parts of Asia.

      In addition to expanding network capacity, we are establishing data center facilities which will complement our transmission network by acting as data traffic hubs and access gateways to our network. We will have six data centers totaling approximately 6,000 square meters operational in leased space by the end of this calendar year. We expect our approximately 14,000 square meter data center in Saitama prefecture near Tokyo, which we will build and own, to be operational in the beginning of 2003. We will also build additional data center facilities in Tokyo and Osaka next year.

      In developing and providing our services, we cooperate closely with IIJ, a leading ISP and value-added network service provider in Japan. IIJ is our largest customer and sales agent. IIJ extensively uses our network infrastructure and data center facilities for itself and to offer Internet connectivity and value-added services to its base of approximately 6,000 corporate customers. We expect sales to IIJ to increase as IIJ’s own business expands. IIJ is also our controlling shareholder and our president and chief technology officer split their time between Crosswave and IIJ. Our chief executive officer also serves as a director of IIJ.

Our Market Opportunity

      Japan is the second largest telecommunications market in the world with revenues of over ¥14.8 trillion for the year ending March 31, 1999, and capital investment of over ¥4.0 trillion during the same year.

      As in the United States, the level of data traffic transmitted over communications networks is rapidly increasing in Japan. Major factors contributing to the growth in data traffic are:

•	increasing numbers of Internet users;
•	growth in Internet retailing and business-to-business e-commerce;
•	growing corporate data communications needs; and
•	the widespread introduction of broadband local access.

      We believe these trends are most pronounced in the metropolitan areas of Tokyo, Osaka and Nagoya, which are Japan’s largest commercial centers. As the Japanese telecommunications market is further deregulated and new technologies are introduced, the number and variety of communications services providers are increasing. These providers share a common need for high-capacity and cost-effective data transmission infrastructures.

      Our network and the services we offer position us to capture this demand.

Our Strategy

      The key components of our strategy are:

•	Rapidly Develop our Broadband Data Transmission Infrastructure. We are focusing on completing our network development plan to expand geographic coverage and redundancy, increase network density in key urban areas and to offer direct local access to our target customers.
•	Continue to Lead the Market in Introducing New Data Communications Services. We plan to support Gigabit Ethernet and provide other high-capacity data transmission services for applications such as digital video transmission.
•	Provide Tailor-Made Services to Our Target Customers. Our sales and marketing department includes sales engineers whose technical expertise is vital in identifying and addressing the needs of potential customers and configuring an appropriate bundle of services.
•	Capitalizing on Our Experienced Management Team and High Quality Employees. We have assembled a management team with extensive experience in the telecommunications industry. We believe the quality, experience and teamwork of our management and employees will be critical factors in the execution of our growth strategy.
•	Offer Innovative, Distance-Free Pricing Structures. We will continue to introduce novel pricing structures based on levels of service instead of pure distance-based pricing.

Principal Executive Offices

      Our principal executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan. Our main phone number is 81-3-5205-4500 and our fax number is 81-3-5205-4501. Our world wide web home page is located at http://www.cwc.co.jp/. The information on our website is not incorporated by reference into this prospectus.

The Offering

      The following information assumes that the underwriters do not exercise the option granted by Crosswave to purchase additional ADSs in the offering. The following information also includes information relating to the purchase by IIJ in a concurrent private placement of 15,000 shares of common stock at a price per share equivalent to the initial public offering price per ADS, adjusted for the ADS/share ratio.

ADSs offered by Crosswave	17,392,000

ADS/share ratio	200/1

Shares to be outstanding after the offering and the concurrent private placement	501,960 (equivalent to 100,392,000 ADSs)

Proposed Nasdaq National Market symbol	CWCI

Depositary	Morgan Guaranty Trust Company of New York

Use of proceeds	We intend to use the net proceeds of the offering and of the private placement of shares to IIJ for our further development as follows:

• approximately ¥14 billion for our nationwide and metropolitan networks;

• approximately ¥2 billion for our local access infrastructure;

• approximately ¥3 billion for our international backbone;

• approximately ¥2 billion for data centers; and

• approximately ¥7.9 billion for other expenditures, including payments related to the KDD IRU agreement, and general corporate purposes.

Summary Financial and Other Data

	October 28,
	1998 to	Year ended	Year ended
	March 31,	March 31,	March 31,

	1999	2000	2000

	(in thousands)

Statement of Operations Data:

Revenues	¥—	¥231,786	$2,256

Operating costs and expenses:

Costs of data communication services	—	6,098,725	59,367

Depreciation and amortization	405	841,648	8,193

Sales and marketing	—	431,019	4,195

General and administrative	82,097	520,311	5,065

Operating loss	(82,502)	(7,659,917)	(74,564)

Other income (expense), net	(834)	(189,377)	(1,843)

Net loss	¥(83,336)	¥(7,849,294)	$(76,407)

Per Share and ADS Data:

Net loss per share	¥(8,569)	¥(46,643)	$(454)

Net loss per ADS	(43)	(233)	(2.27)

Weighted average number of common shares outstanding	9,725	168,285

Balance Sheet Data:

Cash and cash equivalents	¥5,071,739	¥12,239,362	$119,141

Property and equipment, net	1,526,578	15,005,373	146,066

Total assets	6,712,114	28,091,481	273,450

Capital lease obligations, including current portion	3,067	11,454,500	111,501

Total liabilities	441,516	16,169,315	157,396

Shareholders’ equity	6,270,598	11,922,166	116,054

Other Data:

Adjusted EBITDA(1)	(82,097)	(6,818,269)	(66,371)

Capital expenditures(2)	1,191,014	13,413,510	130,571

Net cash provided by (used in):

Operating activities	(53,111)	(3,983,211)	(38,773)

Investing activities	(1,228,899)	(1,722,269)	(16,766)

Financing activities	6,353,749	12,873,103	125,310

(1)	Adjusted EBITDA represents operating income (loss) before depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.

(2)	Capital expenditures include expenditures for property and equipment and initial obligations under capital leases.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. The trading price of our ADSs could decline, and you may lose all or part of your investment.

We are making large investments in data communications infrastructure, but if we are unable to attract a high volume of data traffic we will not realize a return on our investment

      Our network is specifically designed for data communications such as the use of the Internet. We must attract a substantial volume of data traffic to our network in order to generate sufficient revenues and to realize the anticipated cash flow, operating efficiencies and cost benefits of our network development plan. To date, we have not attracted a significant number of large-volume customers. If we are not successful in attracting new large-volume customers, we will not be able to generate sufficient traffic and revenue to justify our initial investments or to support our continued network buildout.

      Potential obstacles to attracting our target customers include:

•	customers may be reluctant to use a new, less-established provider even if we offer attractive services;

•	the market for new services we introduce may not develop as soon as we anticipate or at all;

•	our services may fail to perform as expected;

•	delays in the installation and development of our network infrastructure could hurt our ability to attract customers and/or prevent us from delivering our services;

•	growth of overall demand for data transmission in Japan may slow down; and

•	other competitive factors such as aggressive pricing by our competitors.

We have a limited operating history and may not be able to successfully implement our business plan

      We have a limited operating history. We started our operations in April 1999 and there is limited information available to evaluate our performance. Our business model is still in development. Accordingly, our prospects and the merits of investing in our stock must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving, capital-intensive industries such as those related to data communications infrastructure and services. If our business model proves to be unsuccessful, the trading price of our ADSs could decline.

We may not be able to compete effectively, especially against competitors which have greater financial, marketing and other resources

      The telecommunications industry in Japan, although not as well developed or diverse as it is in the United States, is competitive and becoming even more so. Even though the data communications market is a relatively new market in Japan and there are not many companies with extensive fiber optic networks or data communications infrastructure or services, many of our competitors have begun to develop extensive fiber optic networks and data communication services or have announced plans for extensive infrastructure development and new service offerings. Our competitors are primarily large telecommunications companies in Japan such as NTT and its group companies, Japan Telecom, KDD, DDI, TTNet and Osaka Media Port and their affiliated companies, and major foreign telecommunications companies such as MCI WorldCom. These competitors may have advantages, including:

•	substantially greater financial resources which may enable them to better withstand losses in developing their networks;

•	more extensive and well-developed networks which provide them with easier access to rights-of-way, conduits and customers;

•	greater numbers of existing customers which may become customers of their data communications services;

•	substantially greater personnel, marketing, service development and other resources; and

•	higher name and brand recognition.

      We may also be vulnerable to new entrants whose cost of entry may be substantially lower than ours if the price of acquisition of transmission facilities declines. We were the first telecommunications company to own transmission lines nationwide in Japan by means of an IRU. An IRU, or “Indefeasible Right of Use”, is a long-term right, usually granted by contract, to use the transmission lines and facilities of another company or entity. As the market for data communications develops and as the supply of fiber or other data communications infrastructure grows, it may be possible for competitors to enter more cost-effectively into IRU contracts for the long-term use of transmission facilities. If they are able to, we are more likely to see the number of new entrants offering services at competitive prices increase.

      In addition, competition could significantly increase as a result of:

•	increased consolidation and strategic alliances in the industry;

•	increased competition from foreign carriers and others;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

      We also expect to face significant competition in providing data center services from a number of existing and new competitors such as NTT, Exodus Communications, Above Net and Global Crossing and their affiliated companies.

We incurred significant losses in our last fiscal year and expect to incur substantially larger losses in the future

      In starting up our business and in developing our nationwide fiber optic network, we have incurred operating and net losses and working capital deficits and we expect each of these to continue to grow in the next several fiscal years. For the year ended March 31, 2000, we had revenues of ¥232 million, operating losses of ¥7,660 million and net losses of ¥7,849 million. Our accumulated deficit at March 31, 2000 was ¥7,933 million. We do not expect to record net income for the next several years. There is no assurance that we will be able to generate returns sufficient to reverse our operating and net losses and clear our accumulated deficits on a timely basis or at all. If our losses are larger than expected, we may not be able to fully implement our business plan or to implement it as soon as planned. This could affect our ability to offer the levels of services anticipated and generate the revenue we expect, which could, in turn, cause our ADS price to fall.

We will need additional capital to further develop our network and if we are unable to obtain it we may not be able to complete our network development plans as scheduled or we may be forced to modify or abandon some or all of our plans

      We currently expect that we will need substantial additional capital for further development of our network, including our nationwide, metropolitan and local access network buildouts, adding international capacity, and the construction and development of our data centers, including approximately ¥21 billion for the year ending March 31, 2001 and ¥35 billion for the year ending March 31, 2002. We believe that we will have sufficient funds upon completion of the offering to meet our anticipated needs for working capital and capital expenditures for the next 15-18 months in connection with the plans that we have formulated as described in “Use of Proceeds”. We expect to obtain any additional funds that we need from public offerings or strategic placements of debt and equity securities and bank borrowings. However, there can be no assurance that funding will be available to us on a timely basis or at all, or on terms acceptable to us. Any inability to raise funds may prevent us from implementing our plans or may require us to modify or abandon some or all of our plans and may have an adverse effect on our operations.

If we incur substantial additional debt to finance our business, we may be restricted in various ways that would limit our operations or growth

      If we do incur substantial amounts of debt, our negative cash flows may restrict our ability to service and repay the debt. Additionally, substantial indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future capital expenditures, working capital and other general corporate requirements; and

•	limit our flexibility in planning for and adapting to changes in the industry in which we operate.

NTT and other incumbent local carriers’ control of the last mile may prevent us from reaching customers in the manner most beneficial to us

      To fully realize the value of our network, we need to be able to deliver our services directly to our customers. NTT and other local carriers control the last segment, referred to as the last mile, of the connections between end users and our backbone network. We could lower our prices and better attract customers to our services if we could gain direct access to them. We could also provide customers with better services and develop more advanced services for these customers if we did not have to go through the existing infrastructure of NTT and other local carriers.

      Additionally, this last mile connection to our network is one of the largest cost components of our services for the customer, representing generally between 50% to 60% of the total cost to a customer, depending on the customer’s circumstances. NTT’s and other local carriers’ prices vary depending on distance and bandwidth. NTT and the other local carriers control the pricing of this last mile. We are anticipating a significant reduction of rates from NTT and other local carriers which would make our services more attractive, but this reduction may not occur.

      We are working on different options to bypass these carriers in providing services directly to our customers. However, we are currently largely dependent on NTT and other local carriers for last mile connections. To the extent we are unable to bypass NTT and the other local carriers or otherwise improve upon the current situation, it may prevent us from attracting customers or providing them services as efficiently or cost-effectively as we would otherwise be able to do.

A failure to obtain or maintain appropriate rights-of-way could delay the completion of our network and increase its cost

      We cannot assure you that we will be successful in obtaining additional rights-of-way and other permits required to install and use fiber underground or in other conduits or use electricity and telephone pole space and other rights-of-way. We must obtain these rights-of-way from parties such as railroads, operators of subways, utilities, highway authorities, local governments and commercial landlords. We must also obtain approvals for construction from local authorities in most of these cases. The process of obtaining these permits, rights and approvals is usually time-consuming and burdensome. If we are unable, on acceptable terms and on a timely basis, to obtain and maintain the permits, rights and approvals needed to implement our business plan, the buildout of our network could be prevented or delayed or could be more costly than anticipated and our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to expand our network if there are delays in the construction of conduits for our fiber or in the installation of the fiber

      Our existing network backbone consists of four strands of nationwide dark fiber that we lease under an IRU agreement. To date, we have installed transmission equipment and have lit two strands of this fiber. Although this will provide a substantial amount of transmission capacity and will support all of the services we currently offer, we expect tremendous growth in data transmission. To prepare for future demand, our backbone network development plan calls for us to significantly expand our nationwide network by using conduits currently being installed by the Ministry of Construction under national roadways throughout Japan. We have applied to install cables with multiple strands of fiber in these conduits, the majority of which have already been constructed. Delays by the Ministry of Construction in completing these conduits or issuing final approval of our applications or delays by us or our contractors in the installation of the fiber could prevent us from completing expansion of our backbone network on a timely basis or at all.

If we are unable to enter into agreements for the leasing and installation of fiber in metropolitan areas it would limit our ability to complete our network as planned and deliver our services

      Our network development plan also calls for significant leasing and installation of fiber in metropolitan areas to allow us to deliver services directly to our customers. Completion of this network development will depend on our ability to negotiate agreements with third parties such as railway operators, utilities, large building owners and local governments. There is no assurance that we will be able to conclude these agreements on commercially reasonable terms or at all. Failure to do so would limit our ability to complete our network as planned and deliver services directly to our customers.

We may not be able to sustain our growth if we are unable to hire a sufficient number of new employees

      As a relatively new company, we have limited operational and administrative resources and they could be inadequate to sustain the growth we want to achieve. In addition to the demands of starting up our company, we are in an industry that evolves rapidly, which requires us to devote significant personnel and time preparing for and adjusting to changes in the industry.

      We anticipate having to hire approximately 65 to 75 new employees in the current fiscal year to be able to adequately staff our operations. If we are unable to find the necessary personnel to devote to our growth and expansion, the rate of our growth could slow, the quality of our services could deteriorate and our business may suffer. Our employee turnover was less than 10% in our first full year of operations. However, there can be no assurance that we will be able to maintain this low rate.

Because of the advanced nature of our network, services and technology, our business may suffer if we cannot attract or retain qualified engineers and other technical personnel

      If we fail to attract or retain the qualified personnel we need, our business may be adversely affected. Because our network, services, products and technologies are advanced, we depend on the continued service of our existing engineers and other personnel and we will need to hire additional engineers as our business expands, including approximately 30-35 new engineers during this fiscal year. Competition for qualified engineers and other employees in the data transmission services industry in Japan is intense and there are a limited number of persons with the necessary knowledge and experience.

If we are unable to develop our business support systems it will be difficult to manage new customer growth

      Our strategy calls for the expansion of the number of services we offer, and we will need to develop business support systems on a schedule sufficient to meet our growth plans. Business support systems are needed for:

•	implementing customer orders for services;

•	providing, installing and delivering these services; and

•	monthly billing for these services.

      The failure to develop effective business support systems could have a material adverse effect on our ability to implement our business plan.

We anticipate that prices for data transmission bandwidth and other services we offer will decline which may reduce our revenues or limit our ability to grow our revenues

      The prices we currently charge to our customers for transmission capacity and other services are likely to decline for the following reasons:

•	future rate reductions for data communications services by our competitors;

•	continuing development by our competitors of cost-efficient fiber optic networks;

•	installation by us and our competitors of additional fiber and related equipment that provides substantially more transmission capacity than initially needed; and

•	recent or future technological advances that enable substantial increases in, or better usage of, the transmission capacity of both new and existing fiber (and other transmission mediums such as copper wire).

      If prices for data transmission and our other services decline, we may experience a decline in revenues or in the rate of growth of our revenues which would have a material adverse effect on our development plans and operations. Additionally, we may be more vulnerable than our competitors to slower revenue growth as a result of downward price pressure on services offered because we may not be able to easily lower the cost of our two major IRU agreements, in particular our IRU agreement with KDD. That agreement contains provisions that allow for renegotiation of the lease payment amounts in the event that the amounts provided for become unreasonable based on changes in the telecommunications industry, general price levels and socio-economic circumstances, but there is no assurance that we would be able to negotiate any reduction.

      If the general market level of prices for fiber optic cable, by IRU agreement or otherwise, is reduced more than anticipated or more rapidly than anticipated, our services will become less competitive and we will not be able to generate the revenues that we expect. This will also be true if last mile pricing is significantly reduced after we have committed significant amounts of capital to our local access infrastructure development in order to bypass NTT and other local carriers in the last mile.

Our operating results are likely to fluctuate significantly and may differ from market expectations

      Our annual and quarterly operating results may vary significantly in the future due to a number of factors, many of which are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that, in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the trading price of our ADSs may fall.

      Factors which may cause fluctuation include:

•	the timely completion of the various stages of our network buildout plan, or the modification of this plan;

•	the timely implementation of planned services, such as completing the construction of our data centers and bringing them on-line as soon as planned;

•	the rate at which we are able to offer new services to remain competitive as the market for data communications develops;

•	the timing of large purchases of equipment, the timing of payments or prepayments of contracts for transmission lines and the timing of other expenses;

•	the rate at which we are able to add new customers;

•	the addition or loss of major customers;

•	the rate at which customers, including IIJ, increase the bandwidth they use; and

•	fluctuations in the yen/dollar exchange rate.

Network failures or delays or errors in transmissions could expose us to potential liability

      Our network will use a collection of communications equipment, software, operating protocols and proprietary applications for the high-speed transmission of large quantities of data among multiple locations. Given the structure of our network and the nature of Ethernet or IP protocol, it may be possible that data will be delayed, lost or distorted in the provision of services like wide area Ethernet platform or dial-up port services, although we are not aware of any significant delays to date. Delays in data delivery may cause significant performance degradations to some applications which customers are using in relation with our various services. Our network may also contain undetected design faults and software bugs that, despite our testing, may be discovered only after the network has been installed and is in use. The failure of any equipment or facility on the network could result in the interruption of customer service until we effect necessary repairs or install replacement equipment. Although we have had a few temporary failures during the construction and activation of our network, we have had no significant failures or failures resulting in any material adverse consequences. Any failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business.

Our business may be adversely affected if the physical integrity of our network is breached

      The reliability of our network could be affected by events or actions outside the network that may physically damage our fiber optic cable, our equipment or our access points and other locations in which we store equipment. We could suffer damage from fires, earthquakes, volcanoes and other natural disasters, power loss, telecommunications failures and similar events. In particular, most areas of Japan are subject to the risk of earthquakes. Accordingly, our computer and networking equipment and the lines that make up our network backbone could be damaged. Interruptions in service as a result of the accidental or intentional actions of customers and others may also prevent us from providing service to our customers. Any problems that cause interruptions in the services we provide could require us to find alternate routes or means of transmission which may not be readily available or may be more costly than our current arrangements and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose customers

      We expect that new equipment and technologies will emerge and that existing equipment and technologies will further develop. New equipment and technologies may reduce the prices for the types of services we offer or they may be superior to, and render obsolete, these services and the equipment and technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our equipment and technology in order to continue to compete effectively. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

      With respect to our network, we have designed and completed the network to operate using DWDM, or Dense Wavelength Division Multiplexing transmission technology, and SONET, or Synchronous Optical Network technology. If a new technology is developed that provides the ability to transmit larger amounts of traffic more efficiently and cost-effectively on the same fiber optic cables, we may be unable to convert to the new technology on a timely basis or at all and, if we are able to convert, we may lose the benefits of significant amounts of investments in equipment and technology related to DWDM and SONET.

We are dependent on third parties, including suppliers, and the loss of key sources of supply could adversely affect us

      We are dependent upon third-party suppliers, including Ciena, Nortel, Cisco and NEC for a number of components and parts used in our network. Currently, all of our DWDM equipment and technology is procured from only one source, Ciena. Additionally, all of our equipment and technology related to SONET is acquired from Nortel. We believe that there are alternative suppliers or alternative components for all the components and transmission equipment contained in the network or required to offer bandwidth services. However, any delay or extended interruption in the supply of any of the key components, changes in the pricing arrangements with our suppliers and manufacturers or delay in transitioning a replacement supplier’s product into the network could disrupt our operations. If the disruption continues for an extended period of time, it could have a material adverse effect on our business, financial condition and results of operations.

We rely on IIJ for the development of our network and for the procurement of our network equipment, without which we may not be able to maintain the quality of our network

      Our network was designed and installed jointly with engineers and other personnel at IIJ. Mr. Asaba, our Chief Technology Officer and the Co-Chief Technology Officer at IIJ, coordinated this network development. IIJ is our largest customer and our network was designed to meet the current and expected needs of IIJ and its own customers in addition to our other target customers. To the extent IIJ personnel cooperate with us to ensure that our network and services meet their needs, IIJ bears those costs. Some technical personnel, including Mr. Asaba, divide their time between IIJ and us. IIJ pays their salaries. We reimburse IIJ for a portion of the costs of these employees based on how much of their time is devoted to us.

      We also rely on IIJ for its technical and engineering expertise in identifying and evaluating the necessary equipment for our network and for the relationships with and access to the key vendors and suppliers from which we obtain our equipment. We generally purchase our equipment through IIJ or from parties introduced to us by IIJ. In the year ended March 31, 2000, we made equipment purchases of ¥1,373.6 million through IIJ.

      IIJ’s continued support in developing our network and services, implementing our network development plan, and identifying, evaluating and procuring equipment and new technologies for our network is important. We expect that this support will continue to be available to us. Mr. Asaba and various project managers at Crosswave and IIJ, coordinate the network and service development and various other projects at Crosswave and IIJ on a case-by-case basis to ensure that resources are assigned to the projects as needed. In those instances where IIJ employees are temporarily assigned to us, we reimburse IIJ for the time of the IIJ employees at scheduled rates. The quality of our network and services may be affected and our business may suffer to the extent this continued support is unavailable on a timely basis or at all.

Our business and relationships with customers and major shareholders may suffer if we lose the services of key directors and executive officers that split time between IIJ and us

      Mr. Koichi Suzuki, our President and Representative Director, and Mr. Toshiya Asaba, our Chief Technology Officer, split their time between Crosswave and IIJ, where Mr. Suzuki serves as President, Chief Executive Officer and Representative Director, and Mr. Asaba serves as Director and Co-Chief Technology Officer. Mr. Suzuki currently spends approximately one-third of his time for us and Mr. Asaba currently spends approximately one-half of his time for us. We expect that their future allocations of time will be approximately the same. However, business circumstances may result in one or both of these key persons spending more of his time with IIJ than anticipated. In addition, Mr. Akio Onishi, our Chief Executive Officer, also serves as a director of IIJ. To the extent any of these or other employees are not available to us at important times, our business may suffer. We also rely on their expertise in the operation of our businesses and on Mr. Suzuki’s relationships with our three main shareholders. None of our directors, officers or key employees, including Mr. Suzuki and Mr. Onishi, is bound by an employment or noncompetition agreement.

IIJ is our main customer and our main sales agent and to the extent its business suffers, ours may also

      In the year ended March 31, 2000, services rendered to IIJ and its affiliates accounted for approximately 86.2% of our revenues. Additionally, another 6.1% of our revenues were attributable to Sony and Toyota and their affiliates. Although, we expect to significantly diversify our sources of revenue in this and future fiscal years, IIJ will continue to be a significant customer. To the extent IIJ does not continue to be successful in expanding its business and increasing the number of its customers and the bandwidth its customers use, our business will suffer accordingly.

      Additionally, IIJ is our main sales agent. In the last fiscal year, we paid IIJ ¥2.2 million in sales commissions. As IIJ expands its value-added and systems integration services, we expect our sales to increase. To the extent IIJ is not successful in promoting our services, either individually or as part of its systems integration services, our business will not grow as rapidly as anticipated. We are also, however, diversifying our sales channels. To the extent we are unable to do so, we will continue to be largely dependent on IIJ to attract new customers to our services.

Conflicts of interest may arise between us and IIJ which could be resolved in a manner unfavorable to us

      Conflicts of interest could arise relating to the nature, quality and pricing of services provided by us to IIJ or by IIJ to us, the allocation of corporate opportunities and general issues relating to maintaining or increasing our profitability. In addition, our President and Representative Director is also the President and Representative Director at IIJ, another Representative Director and one officer are also directors and officers of IIJ and many of our key management and technical personnel perform services for both us and IIJ. There could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and IIJ. As a result, it is possible that these directors and executive officers could place the interest of IIJ ahead of our interests when the two are incompatible. We have not entered into any agreement with IIJ regarding conflicts of interest.

Our three main shareholders have the ability to control us and their interests may conflict with your interests

      As of the date of this prospectus, IIJ, Sony and Toyota own 40%, 30% and 30% of our shares, respectively, and, after the completion of the offering and the concurrent private placement to IIJ, will own 34.9%, 23.9% and 23.9%, respectively, assuming no exercise of the over-allotment option. These shareholders are actively involved in and will continue to have the ability to control our affairs and business. They have agreed that, during the three-year period after this offering, IIJ will be able to nominate two of our board of director members and Sony and Toyota one each, and that they will vote their shares in favor of each others’ respective nominees. As noted above, there is also a significant amount of management overlap and dependence on IIJ personnel. This will continue to be the case following the closing of the offering. It is possible that our main shareholders’ interests could conflict with your interest.

Regulatory matters could impact our ability to conduct our business

      The licensing, construction and operation of telecommunications systems and services in Japan are subject to extensive regulation and supervision by the Ministry of Posts and Telecommunications (MPT). We operate pursuant to licenses and approvals that have been granted by the MPT. Our licenses are issued under the Telecommunication Business Law to provide telecommunications services through our own network which makes us a Type I Carrier. We were the first Type I Carrier to receive a license to provide services through a network or facilities the rights of which were obtained pursuant to a long-term lease. Previously, Type I Carriers were required to own their networks. Any decisions or changes by the MPT in the areas of the grant, amendment or renewal of licenses based on the leasing of facilities could require us to substantially change our business model.

      Our Type I license has an unlimited duration. However, this license is subject to revocation by the MPT if we violate telecommunications laws and regulations so as to impair the public interest, if we or any of our directors are sentenced to a fine or any more severe penalty under the telecommunications laws or if we employ a director who was previously sentenced to a fine or more severe penalty or had a Type I license revoked in the past. We believe our licenses and approvals are in good standing and we expect to be able to continue to fulfill the terms of our licenses and approvals to the satisfaction of the MPT. However, there can be no assurance that we will be able to do so.

      Existing and future governmental regulation may substantially affect the way in which we conduct business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. We cannot predict the future regulatory framework of our business. Any changes in laws, regulations or MPT policy affecting our business activities and those of our competitors could adversely affect our financial condition or results of operations. These regulations are summarized in more detail in the section entitled “Regulation of the Telecommunications Industry in Japan”.

We may not be able to continue using our transmission lines under our IRU agreements if the grantor of one of our IRU agreements becomes insolvent

      We obtained access to nationwide transmission lines in Japan through our long-term IRU agreement with KDD to lease dark fiber. We have also acquired capacity between Japan and the United States by entering into an IRU agreement with Global Crossing. Our rights under these IRU agreements can be asserted only against the carriers granting the IRU. Therefore, we may not be able to continue using the transmission lines under the IRU agreements if the carriers were to become insolvent or bankrupt or if the transmission lines were to be foreclosed on or disposed of. Additionally, we have pre-paid $6.3 million to Global Crossing which we might not be able to recover in the event of an insolvency or bankruptcy.

This prospectus contains forward-looking statements which are inherently uncertain

      This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

      We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in this “Risk Factors” section.

There has been no prior market for our shares or the ADSs and a liquid trading market may not develop

      There is and will be no public market for our shares in Japan. Our ADSs have been approved for quotation on the Nasdaq National Market. However, being quoted on the Nasdaq National Market does not guarantee that a liquid trading market will develop. If no liquid trading market develops, you may have difficulty reselling your ADSs.

The price of our ADSs may be volatile and investors may not be able to resell their ADSs at or above the initial public offering price

      The market price of our ADSs is likely to fluctuate after the offering. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of Internet-related and telecommunications-related companies have been especially volatile. Investors may be unable to resell their ADSs at or above the initial public offering price.

You will incur immediate and substantial dilution

      The initial public offering price of our ADSs being offered in the offering is substantially higher than the book value per ADS equivalent of our outstanding shares. At the initial public offering price of ¥1,517 per ADS, the yen equivalent of the initial public offering price on the cover page of this prospectus, and after giving effect to the sale of the ADSs offered and after deducting underwriting discounts and commissions and other estimated expenses of the offering, but without taking into account any other changes in tangible book value after March 31, 2000, our net tangible book value per ADS would immediately increase by ¥258 per ADS equivalent to existing shareholders and immediately decrease by ¥1,110 per ADS to purchasers of ADSs purchasing at the initial public offering price. Please see “Dilution” for further information of the immediate and potential dilution our new shareholders will face.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

      The rights of shareholders under Japanese law to take actions, including voting their shares, bringing derivative actions, examining our accounting books and records and exercising appraisal rights, are available only to holders of record on our register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. If we ask the depositary to obtain your voting instructions, the depositary will make efforts to vote the shares underlying your ADSs as instructed by you. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

USE OF PROCEEDS

      We estimate we will receive aggregate net proceeds from the sale of the ADSs offered by us and the private placement of shares to IIJ of approximately ¥28.9 billion, or ¥32.9 billion if the underwriters’ over-allotment option is exercised in full, after deducting the estimated underwriting discount and offering expenses payable by us. These estimates are based on the initial public offering price of ¥1,517 per ADS, the yen equivalent of the initial public offering price set forth on the cover page of this prospectus.

      We intend to use the net proceeds as follows:

•	approximately ¥14 billion for the further development of our national network, including the installation of our network backbone along national roadways, and the installation or leasing of fiber to form a metropolitan backbone network;

•	approximately ¥2 billion for the installation or leasing of fiber and other local access infrastructure;

•	approximately ¥3 billion for the expansion of our data center facilities;

•	approximately ¥2 billion for payments relating to leasing of our international capacity; and

•	approximately ¥7.9 billion for other expenditures, including payments related to the KDD IRU agreement, and general corporate purposes.

      Notwithstanding our current intentions, management will retain a significant amount of discretion over the application of the net proceeds of the offering and the private placement. Because of the number and variability of factors that determine our use of the net proceeds, our actual application of the net proceeds could vary substantially from our current intentions. The precise allocation of funds among these uses will depend on future commercial, technological, regulatory and other developments which may affect our business, the competitive climate in which we operate and the emergence of future opportunities.

      Pending the uses outlined above, we intend to invest the net proceeds in short-term, investment grade instruments, certificates of deposit or direct or guaranteed government obligations.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance our business and to fund growth and, therefore, do not expect to pay any cash dividends for the foreseeable future.

EXCHANGE RATES

      In certain parts of this prospectus, we have translated Japanese yen amounts into U.S. dollars for the convenience of investors. The rate we used for the translations was ¥102.73 equal to $1.00, which was the noon buying rate in New York City for cable transfers payable in Japanese yen on March 31, 2000 as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth, for each period presented, the noon buying rates in New York City for cable transfers payable in Japanese yen, expressed in Japanese yen per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on August 3, 2000 was ¥108.36 equal to $1.00. We do not guarantee that the Japanese yen or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Japanese yen at any particular rate or at all.

	Year ended March 31,

	1996	1997	1998	1999	2000

Yen exchange rates per U.S.dollar:

High	¥107.29	¥124.54	¥133.99	¥147.14	¥124.45

Low	81.12	104.49	111.42	108.83	101.53

Average (of month-end rates)	96.95	113.20	123.57	128.10	110.02

At period-end	107.00	123.72	133.29	118.43	102.73

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2000 on an actual basis and on an as adjusted basis to give effect to:

•	a decrease of the authorized shares to 600,000 at the shareholders meeting on May 11, 2000;

•	the receipt of the estimated net proceeds we will receive from the sale of 17,392,000 ADSs offered by us at the initial public offering price of ¥1,517 per ADS, after deduction of the underwriting discounts and estimated expenses payable by us in the offering; and

•	the receipt of the estimated net proceeds we will receive from the sale of 15,000 shares (equivalent to 3,000,000 ADSs) in a private placement to IIJ at the price that is the equivalent of the price of the number of ADSs that constitute a share, after deduction of estimated expenses payable by us in the placement.

	Actual	As adjusted

	(in thousands)

Cash and cash equivalents, including time deposits	¥12,239,362	¥41,178,715

Current portion of capital lease obligations	¥ 3,324,883	¥ 3,324,883

Capital lease obligations, less current portion	¥ 8,129,617	¥ 8,129,617

Shareholders’ equity:
Common Stock: ¥50,000 par value
Authorized: 1,600,000 actual; 600,000, as adjusted

Issued and outstanding: 400,000 actual; 501,960 as adjusted	19,854,796	35,322,536

Additional paid-in capital	—	13,471,613

Accumulated deficit	(7,932,630)	(7,932,630)

Total shareholders’ equity	11,922,166	40,861,519

Total capitalization	¥20,051,783	¥48,991,136

DILUTION

      As of March 31, 2000, our net tangible book value was approximately ¥11.9 billion, or approximately ¥149 per ADS. Net tangible book value per ADS represents the amount of our total tangible assets minus total liabilities divided by the number of ADS equivalents outstanding. Tangible assets are defined as our assets, excluding intangible assets such as goodwill. Dilution in the net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in the offering and the net tangible book value per ADS immediately after the completion of the offering. After giving effect to both:

•	the sale by us of 17,392,000 ADSs offered hereby at the initial public offering price of ¥1,517 per ADS, the yen equivalent of the initial public offering price set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and expenses payable by us in the offering; and

•	the sale by us of 15,000 shares (equivalent to 3,000,000 ADSs) in a private placement to IIJ at the price that is the equivalent of the price of the number of ADSs that constitute a share, and after deducting the estimated expenses payable by us in the placement, the net tangible book value at March 31, 2000 would have been approximately ¥40.9 billion, or approximately ¥407 per ADS. This represents an immediate increase in net tangible book value of ¥258 per ADS equivalent to existing shareholders and an immediate dilution in net tangible book value of ¥1,110 per ADS to new investors purchasing ADSs at the initial public offering price.

      The following table illustrates this dilution on a per ADS basis:

Assumed initial public offering price per ADS	¥1,517

Net tangible book value per ADS before giving effect to the offering and the private placement	149

Increase in net tangible book value per ADS attributable to the sale of ADSs in the offering and the sale of shares in the private placement	258

Net tangible book value per ADS after giving effect to the offering and the private placement	407

Dilution in net tangible book value per ADS to new investors	¥1,110

      The following table sets forth, as of March 31, 2000, the differences between the number and percentage of ADSs or ADS equivalents purchased from us, the amount and percentage of total consideration paid for the ADSs or ADS equivalents and the average price per ADS or ADS equivalent for our existing shareholders and for the new investors, including IIJ, before deducting the estimated underwriting discounts and offering expenses payable by us, at the initial public offering price of ¥1,517 per ADS, excluding any ADSs issued in connection with the underwriters’ over-allotment option.

			Total consideration
	ADSs or ADS
	equivalents purchased				Average price
			Amount		per ADS or
	Number	Percentage	(in thousands)	Percentage	ADS equivalent

Existing shareholders	80,000,000	79.7%	¥20,000,000	39.3%	¥250

New investors	20,392,000	20.3%	30,935,480	60.7%	1,517

Total	100,392,000	100.0%	¥50,935,480	100.0%	507

SELECTED FINANCIAL DATA AND OTHER DATA

      The selected financial data set forth below should be read in conjunction with our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal periods ended March 31, 1999 and 2000 and the balance sheet data at March 31, 1999 and 2000 are derived from the audited financial statements of Crosswave included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP and audited by Asahi & Co., a member firm of Andersen Worldwide SC, independent public accountants. The historical results are not necessarily indicative of results to be expected for any future period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	October 28,	Year	Year
	1998 to	ended	ended
	March 31,	March 31,	March 31,

	1999	2000	2000

	(in thousands, except
	per share and ADS data)

Statement of Operations Data:

Revenues:

Data communication services	¥—	¥231,786	$2,256

Operating costs and expenses:

Costs of data communication services	—	6,098,725	59,367

Depreciation and amortization	405	841,648	8,193

Sales and marketing	—	431,019	4,195

General and administrative	82,097	520,311	5,065

Total operating costs and expenses	82,502	7,891,703	76,820

Operating loss	(82,502)	(7,659,917)	(74,564)

Other income (expenses):

Interest expense, net	(22)	(195,852)	(1,906)

Foreign exchange gain	—	10,121	98

Other, net	(812)	(3,646)	(35)

Loss before income taxes	(83,336)	(7,849,294)	(76,407)

Income taxes	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	$(76,407)

Per Share and ADS Data:

Net loss per share	¥(8,569)	¥(46,643)	$(454)

Net loss per ADS	(43)	(233)	(2.27)

Weighted average number of common shares outstanding	9,725	168,285

	October 28,		Year
	1998 to	Year ended	ended
	March 31,	March 31,	March 31,

	1999	2000	2000

	(in thousands, except data in miles)

Balance Sheet Data:

Cash and cash equivalents	¥5,071,739	¥12,239,362	$119,141

Property and equipment, net	1,526,578	15,005,373	146,066

Total assets	6,712,114	28,091,481	273,450

Capital lease obligations, including current portion	3,067	11,454,500	111,501

Total liabilities	441,516	16,169,315	157,396

Shareholders’ equity	6,270,598	11,922,166	116,054

Other Data:

Adjusted EBITDA(1)	(82,097)	(6,818,269)	(66,371)

Capital expenditures(2)	1,191,014	13,413,510	130,571

Net cash provided by (used in):

Operating activities	(53,111)	(3,983,211)	(38,773)

Investing activities	(1,228,899)	(1,722,269)	(16,766)

Financing activities	6,353,749	12,873,103	125,310

Route miles of fiber(3)	0	3,689

Fiber miles(4)	0	14,795

(1)	Adjusted EBITDA represents operating income (loss) before depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.

(2)	Capital expenditures include expenditures for property and equipment and initial obligations under capital leases.

(3)	Route miles represent the total miles of the routes along which our fiber optic cables are laid in our network. For example, between two geographic points in our network we may lay a number of parallel fibers or cables containing fibers. The route miles between those two points will simply be the distance along the route of the cables or fibers and is the same regardless of how many cables or fibers are bundled together. As of March 31, 2000, all of our route miles are attributable to the fiber we lease pursuant to the IRU agreement with KDD.

(4)	Fiber miles represents the total miles of optical fibers in our network. One cable can contain hundreds or thousands of fibers. The number of fiber miles in our network is therefore much higher than the route miles, since fiber miles takes into account, along a given route, the aggregate length of all of the individual optical fibers along that route. As of March 31, 2000, all of our fiber miles are attributable to the individual fiber strands we lease pursuant to the IRU agreement with KDD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the notes to such statements included elsewhere in this prospectus. The discussion in this section contains forward-looking statements and you should read the risk factors relating to forward-looking statements in the section titled “Risk Factors” in this prospectus.

Overview

      We are a provider of broadband data communications infrastructure and services in Japan. We operate a nationwide fiber optic network which we are continually expanding. We were founded on October 28, 1998 as a joint venture between IIJ, Sony and Toyota. For our first six months, we were primarily developing our business plan, raising capital to implement the plan, designing and developing our network, and securing the necessary equipment to improve our network and offer services. Beginning in May 1999, we started offering our high-speed backbone service in the Tokyo-Nagoya-Osaka corridor. We began to offer other services in the second half of the fiscal year.

Revenues

      Our revenues are generated primarily from our services as follows:

•	We receive recurring monthly fees from customers of our high-speed backbone service that lease our lines as dedicated lines. These fees are based primarily on the bandwidth subscribed for, but a portion of the fee is also based on the distance required for the point-to-point connection (up to 200 kms; 200 to 600 kms; over 600 kms). We also receive a small monthly recurring fee for equipment that we lease to customers in connection with this service and a non-recurring set-up fee when we initially begin providing services. For the year ended March 31, 2000, 83.4% of our total revenues were from this service, 87.0% of which was from IIJ and its affiliate and 0.9% of which was from Toyota. We expect that this service will continue to be the primary source of our revenues in the current fiscal year although we anticipate that a significant amount of our future revenues will be derived from our additional services.

•	We receive recurring monthly fees from our wide area Ethernet platform service, which allow customers to lease entire dedicated networks from us to use as their own network infrastructure. The revenues we receive or the prices we charge for this service depend on a number of factors, including the bandwidth of service the customer needs, the number, length and speed of the direct local access line connections required and the number of ports. We also receive small monthly recurring fees for the terminal equipment used to connect to each port, a non-recurring fee when customers alter the port configuration, and an initial set-up fee when we begin providing services. For the year ended March 31, 2000, 2.5% of our total revenues were from this service, none of which was from IIJ.

•	We receive recurring monthly fees from our dial-up port service, which allow customers to use our dial-up ports as access points for their own networking purposes. These fees are based on the number of ports each customer subscribes for, with the rates per port decreasing for multiple ports per subscriber or customer. We also receive small monthly recurring fees for the terminal equipment used to connect to each port, a non-recurring fee when customers alter the port configuration, and an initial set-up fee when we begin providing services. For the year ended March 31, 2000, 9.9% of our total revenues were from this service, 44.8% of which was from IIJ and its affiliate and 54.8% of which was from a subsidiary of Sony.

•	We receive recurring monthly fees for renting racks and floor space at our data centers and we receive fees for connectivity services that we provide from our data centers. For the year ended March 31, 2000, 4.3% of our revenues were from this service, substantially all of which was from IIJ and its affiliates.

Other than the distance-based component to our high-speed backbone services, the rates that we charge for our services are not based on distance or time charges. We have been among the pioneers in distance-free, time-free pricing for data communications services and expect this to be an important marketing advantage that will allow us to attract subscribers to our services.

      Our revenue growth will primarily be driven by the number of customers that we are able to attract to our services and the level of service which they subscribe for. Our revenues from these services will also be affected by the prevailing market prices. To the extent we encounter increased competition either in the number of competitors or in terms of pricing, our revenues may be affected. We were the first or among the first to offer the types of services that we offer. We believe this will provide us a distinct advantage in attracting customers. However, it will also require us to more actively market and describe our services to potential customers who may otherwise be unaware of the service or the value and benefits to be gained by our services. We are currently developing our marketing department and strategies. To the extent that we are not successful in these marketing efforts and/ or to the extent that a market for the types of services we offer does not develop, we will not generate the revenues we expect. We do not expect our revenues or income to be affected by inflation.

Expenses

      Our primary expenses are related to our network, including the fees that we pay to KDD for our leased fiber-optic lines and for the maintenance of the lines under the IRU agreement. Other significant expense items include depreciation and amortization, sales and marketing expenses, and general and administrative expenses.

  Cost of data communication services

      Cost of data communication services consists primarily of costs related to our network such as the costs of leasing and maintaining our networks, particularly the IRU agreement portion of the network. The primary factors that will affect our data communications services expenses will be the size of our network and the rate of growth in our revenues.

      With respect to expenses related to our network, currently expenses related to the IRU agreement for dark fiber are the largest component. For the year ended March 31, 2000, 83.2% of our expenses were related to the lease and maintenance fees attributable to the IRU agreement with KDD. Under this IRU agreement, the lease payments consist of fixed and variable portions. The amount of the fixed portion is ¥2 billion per year through March 31, 2002 and ¥4 billion per year until the end of the lease term in April 2009, totalling ¥34 billion for the life of the IRU agreement. The variable portions of the payments are set at 5% of total sales based on sales projections that we estimated at the time of the contract. For the years ending March 31, 2000 and 2001, this percentage is fixed. However, thereafter, the percentage of total sales required to be paid is subject to prospective adjustment by agreement of the parties if the cumulative amounts of payments previously made deviated 10% or more from the projected payments established at the time of the contract. The projected payment in the year ending March 31, 2000 was ¥400 million; actual payment was ¥10.3 million. The projected payment in the agreement for the year ending March 31, 2001 is ¥800 million, but we expect our payment for this year to be substantially less than this amount. As the actual variable payments that were and will be made for the years ending March 31, 2000 and 2001 will be substantially less than the projected amounts in the contract, this may result in adjustment, subject to negotiations with KDD, to the percentage of total sales to be paid in later years according to the adjustment mechanism described above. The total variable payments over the life of the IRU agreement are expected to be approximately ¥26.7 billion based on initial sales projections. We believe that this amount is an approximate maximum limit for variable payments under the contract given its adjustment mechanism. We also believe our total lease payments could be reduced in the future because the IRU contract provides for renegotiation of lease payments in the event that the amount provided for becomes unreasonable based on changes in the telecommunications industry, general price levels and other factors. Our IRU contract with KDD was the first of its kind in Japan and we expect price levels will decrease in the future. However, there is no assurance that KDD will agree to reduced lease payments even if our expectation is realized. The maintenance fees for the IRU agreement were ¥458 million for the year ended March 31, 2000 and will be ¥1 billion for the year ended March 31, 2001, ¥2 billion for the year ended March 31, 2002 and ¥2.5 billion for every year thereafter, totalling ¥21 billion for the life of the IRU agreement.

      Additional cost of data communication services will consist of local access costs, maintenance costs, rental fees for the conduits from the Ministry of Construction and the costs associated with any additional operating leases that we enter into to implement our network buildout plan.

  Depreciation and amortization

      Our depreciation and amortization expenses are directly related to the amount of assets that we place in service. During the year ended March 31, 2000, most of the depreciation and amortization expenses were related to the DWDM and SONET equipment that we installed on our network to prepare it for the various services that we offer. In the future, depreciation and amortization will continue to be affected primarily by the rate of buildout of our network. As we construct our nationwide, metropolitan and local infrastructure networks, we will incur significant construction costs and buy and deploy large amounts of equipment to prepare and improve the dark fiber in our network to be used for our various network services. As we do, our depreciation and amortization expenses will increase.

      We have also entered into a long-term IRU contract for significant amounts of dedicated capacity between Japan and the United States with Global Crossing. We treat this contract as a capital lease, and payments related to the contract will be included in depreciation and amortization expenses and spread over the life of the lease. The contract has a total contract price of $25 million of which we paid 25% in March 2000 and will pay the remaining 75% in or before March 2001. This contract is for 23 years.

  Sales and marketing

      Our sales and marketing expenses consist primarily of costs related to marketing and general advertising, sales and marketing personnel expenses and commissions paid to IIJ and other third-party sales agents. Our sales and marketing expenses will increase significantly as we expand our operations and as we increase our sales and marketing activities. These increases will include increases in sales personnel expenses and in expenses payable to sales agents, primarily in the form of commissions. With respect to commissions, the commissions that we pay to IIJ and other third-party sales agents are generally between 5% and 20% depending on the services sold.

  General and administrative

      Our general and administrative expenses primarily include expenses associated with our management, accounting, finance and administrative functions, including personnel expenses. We believe that these expenses will increase as we grow our business and as we add additional staff as a result of becoming a public company. As of March 31, 2000, we had 58 employees. We expect to add approximately 65 to 75 employees during this fiscal year. As we add employees, our general and administrative expenses will increase. However, a portion of the increase in expenses from increased headcount will increase our sales and marketing expenses rather than general and administrative expenses as they relate to additional employees that will be assigned to sales and marketing.

Results of Operations

      As an aid to understanding our operating results, the following table sets forth certain items from our statement of operations for the period from October 28, 1998 (date of incorporation) to March 31, 1999 and for the year ended March 31, 2000.

	October 28, 1998	Year ended
	to March 31,	March 31,

	1999	2000

	(thousands of yen)

Revenues:

Data communication services	¥—	¥231,786

Operating costs and expenses:

Cost of data communication services	—	6,098,725

Depreciation and amortization	405	841,648

Sales and marketing	—	431,019

General and administrative	82,097	520,311

Total operating costs and expenses	82,502	7,891,703

Operating loss	(82,502)	(7,659,917)

Other income (expense):

Interest expense, net	(22)	(195,852)

Foreign exchange gain	—	10,121

Other, net	(812)	(3,646)

Loss before income taxes	(83,336)	(7,849,294)

Income taxes	—	—

Net loss	¥(83,336)	¥(7,849,294)

  Year ended March 31, 2000 as compared to the period from October 28, 1998 to March 31, 1999

      A comparison of results of operations between the year ended March 31, 2000 and the period from October 28, 1998 to March 31, 1999 is not meaningful. Although we were founded in October 1998, we were only in the development stage and did not begin offering services until May 1999. As a result, we had no revenue for the period from October 28, 1998 to March 31, 1999, and our operating expenses of only ¥82.5 million were limited to general and administrative expenses related to compensation for employees and other expenses such as the leasing of office space.

  Results of operations for the year ended March 31, 2000

      Data communication services revenues. We began offering services and generating revenue in May 1999. Total revenues generated for the year ended March 31, 2000 were ¥231.8 million. The largest component was revenues from our high-speed backbone service which accounted for ¥193.3 million, or 83.4%, of our total revenues. We also had revenues of ¥22.9 million from our dial-up port service, ¥5.7 million from our wide area Ethernet platform service and ¥9.9 million from our data center services.

      Cost of data communication services. The cost of data communication services for the year ended March 31, 2000 was ¥6,098.7 million. Of this amount, ¥5,075.1 million, or 83.2%, was related to the KDD IRU agreement. Approximately ¥153.2 million, or 2.5%, was related to rental fees paid to telecommunications carriers for rack space to house our equipment and ¥124.4 million, or 2.0%, was related to lease payments to local landlords and others for our access points and offices.

      Depreciation and amortization. Our depreciation and amortization expenses for the year were ¥841.6 million relating primarily to the depreciation and amortization of the DWDM and SONET equipment used to light our optical fiber and prepare our access points as we expanded our network operations from primarily in the Tokyo-Nagoya-Osaka corridor in May 1999 to nationwide service in March 2000.

      Sales and marketing. Our sales and marketing expenses for the year were ¥431.0 million. Of this amount, ¥215.8 million, or 50.0%, related to television and other advertising conducted in the first three months of the year when we were launching our services.

      General and administrative. General and administrative expenses for the year were ¥520.3 million and were primarily related to personnel, recruiting and professional fees for membership of certain employees in various professional associations.

      Other income (expense). Our other income (expense), were expenses of ¥189.4 million. Our primary other expense was interest expense of ¥195.8 million relating to the financing of our equipment purchases.

      Income taxes. We incurred and paid no income tax.

      As a result of the above, we had a net loss for the year of ¥7,849.3 million.

Quarterly Results of Operations

      The following table sets forth selected unaudited quarterly financial data for each of the four quarters in the year ended March 31, 2000. This unaudited information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly this information. The operating results presented for any quarter are not necessarily indicative of results for any future period.

	Quarter ended (unaudited)

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	1999	1999	1999	2000

	(thousands of yen)

Revenues:

Data communication services	¥8,820	¥32,761	¥49,331	¥140,874

Operating costs and expenses:

Cost of data communication services	1,034,554	1,638,617	1,636,085	1,789,469

Depreciation and amortization	102,984	169,729	217,197	351,738

Sales and marketing	225,654	41,032	70,352	93,981

General and administrative	49,977	122,151	134,363	213,820

Total operating costs and expenses	1,413,169	1,971,529	2,057,997	2,449,008

Operating loss	(1,404,349)	(1,938,768)	(2,008,666)	(2,308,134)

Other income (expense):

Interest expense, net	(136)	(44,190)	(58,069)	(93,457)

Foreign exchange gain	130	—	—	9,991

Other, net	351	—	(4,001)	4

Total other income (expense)	345	(44,190)	(62,070)	(83,462)

Loss before income taxes	(1,404,004)	(1,982,958)	(2,070,736)	(2,391,596)

Income taxes	—	—	—	—

Net loss	¥(1,404,004)	¥(1,982,958)	¥(2,070,736)	¥(2,391,596)

Financial Condition

      Our working capital increased substantially during the year primarily as a result of proceeds from the issuance of additional shares to IIJ, Sony and Toyota. Our operations used approximately ¥4.0 billion of cash during the year due to net losses of ¥7.8 billion. This was offset in part by an increase in accrued expenses and other liabilities of ¥2.8 billion, depreciation and amortization of ¥0.8 billion and an increase in accounts payable of ¥0.6 billion.

      We used ¥1.7 billion in investing activities which consisted primarily capital expenditures for purchases of property and equipment of ¥1.3 billion.

      Net cash provided by financing activities was ¥12.9 billion. As noted above, financing sources consisted primarily of proceeds of ¥13.5 billion from share issuances to IIJ, Sony and Toyota.

Liquidity and Capital Resources

      We have an extensive network buildout plan that consists of

•	significantly increasing the coverage and redundancy of our nationwide network,

•	building out metropolitan network infrastructures in Tokyo, Osaka and Nagoya,

•	developing an extensive local access infrastructure to position ourselves to connect customers directly to our network by bringing our network lines to them, and

•	building data centers in major cities in Japan.

Please see the description of our network buildout plan contained in the “Business — Network — Network Development Plan” of this prospectus for specific details.

      Building out our network in this manner will require a significant amount of capital. We estimate that the total cost to develop our network as set forth in our network development plan through March 31, 2004 will be approximately ¥122 billion, which will include approximately ¥21 billion for the current fiscal year and ¥35 billion for the next fiscal year. Our current estimates for the next two fiscal years include the following:

•	We estimate that the cost to complete our nationwide backbone network buildout will be approximately ¥14 billion for the year ending March 31, 2001 and ¥17 billion for the year ending March 31, 2002.

•	We estimate that the cost to complete our metropolitan network infrastructure buildout will be approximately ¥1 billion for the year ending March 31, 2001 and ¥2 billion for the year ending March 31, 2002.

•	With respect to our local access infrastructure buildout, it is substantially more difficult to estimate the costs that will be incurred to develop this part of our network, mainly because the local access infrastructure will be driven primarily by the needs and locations of our future customers. Nevertheless, we anticipate that during the year ending March 31, 2001 we will spend approximately ¥1 billion on local access infrastructure. For the year ending March 31, 2002, we anticipate that we will spend approximately ¥12 billion.

•	We estimate that the cost to develop our data centers will be ¥2 billion for the year ending March 31, 2001, at which time we will have completed the development of our first six data centers.

      As of March 31, 2000, we had approximately ¥12.2 billion of cash and cash equivalents, which consists primarily of proceeds from a share issuance to our founding shareholders of ¥12 billion in February 2000. We estimate that, for the rest of this fiscal year, capital required to execute our network buildout plan and to fund negative cash flows from operations will be approximately ¥20 billion. We believe that cash on hand, together with the proceeds of this offering and of the private placement of shares to IIJ, will satisfy our cash requirements for approximately the next 15-18 months.

      We do not believe that we will generate positive cash flow until at least the year ending March 31, 2006. Therefore, we will need to raise additional capital to complete our current network buildout plans. We intend to raise these funds primarily from public offerings or strategic placements of debt and equity securities and bank borrowings. However, at this time, we have no concrete plans as to the timing or manner of any offering or borrowing. We may also explore opportunities to swap our network capacity, or to swap, sell or lease portions of our future network infrastructure, with third parties, depending on the development of the data communications market and the regulatory environment. These types of transactions could help us to raise, or reduce our need for, additional capital. We will continue to monitor our needs for cash and market conditions for opportunities to raise funds. However, there can be no assurance that we will be able to raise funds on a timely basis or at all or on terms that are acceptable to us. If we are unable to do so, it will delay the completion of our current network buildout plans.

      With respect to our cash flow and our IRU agreement with KDD, the US GAAP treatment of the IRU arrangements is as an operating lease. As noted above, the lease payment consists of variable and fixed portions. The amount of the variable portions will increase as the level of our sales increases. The fixed portions will be flat, except for the increase in April 2003. Accordingly, our cash outflow under the lease in later years of the contract will be larger than that of earlier years. Under US GAAP, however, the fixed portions will be accounted for, not on a simple cash basis, but will be averaged over the entire term of the lease so that we will be required to book expenses which will be greater than cash outflow. With our capital leases for our international capacity described above, the payments, which are to be made primarily in the first two or three years, will also be averaged over the terms of the leases for US GAAP purposes. Therefore, with respect to our capital leases, the cash outflows in the first years will be significantly higher than the expenses which we will book. As such, in evaluating our cash position, you should refer to our anticipated cash expenditures rather than to the expenses associated therewith.

      We do not expect to generate net income or positive cash flow prior to the year ended March 31, 2006. We expect positive adjusted EBITDA for the year ending March 31, 2004. As we have no operating history, as the business environment surrounding us is uncertain and as the manner in which we conduct our business may change significantly depending upon a number of considerations (e.g., networking equipment can be provided by lease or purchase), we cannot be certain that our total annual expenses will not be larger than we anticipate, that our revenues will not be smaller than we anticipate or that we will become profitable as early as we anticipate.

Market Risks

      Our contract for leased lines between the United States and Japan requires payments to be made in U.S. dollars. Our expected payments for the current fiscal year are approximately $19.5 million. We may also enter into new contracts requiring U.S. dollar payments. We presently do not utilize derivative or other financial instruments to hedge the risks associated with the movement in U.S. dollars. However, management continually monitors fluctuations in the U.S. dollar and the Japanese yen and will consider the use of derivative financial instruments or employment of other hedging methods if cash flows or investment returns so warrant.

BUSINESS

      We are a pioneer in the introduction of broadband data communications infrastructure and services to businesses and telecommunications carriers in Japan, including the high-speed backbone, wide area Ethernet platform, data center and other value-added services. We operate the first nationwide fiber optic network specifically designed for the high-speed transmission of data. Our network uses advanced optical technologies that allow us to deliver high-capacity, cost-effective and highly reliable data communication services, eliminating the burden of multiple layers of equipment employed in traditional telephony systems. Our extensive network is also flexible and scalable in that it can be easily expanded and/or upgraded to increase capacity, support new services and incorporate new transmission technologies as the market demands.

      Our goal is to become the leading provider of advanced, end-to-end data communications services in Japan relying solely on our network, without the use of third-party carriers.

      In order to establish a backbone network quickly and begin offering our services, we leased 3,689 route miles of dark fiber nationwide pursuant to an IRU agreement with KDD that currently extends through April 2009. We constructed our network by installing the equipment necessary to enable data transmission over the leased fiber. As of May 2000, this network is fully operational nationwide.

      We are now expanding our network by:

•	installing our own fiber along national roadways to increase capacity, geographical coverage and network redundancy;
•	installing or leasing fiber to form a metropolitan backbone network in high-density urban areas; and
•	installing or leasing fiber and other local access infrastructure in these urban areas to provide direct access to the buildings of target customers, enabling them to access our network without the use of third-party carriers.

      We plan to extend our network to encompass a total of approximately 7,900 route miles of fiber in Japan by 2004. We have also secured backbone capacity to the United States. We are seeking opportunities to further expand our international network to the United States and other parts of Asia. In addition to expanding network capacity, we are establishing data center facilities which will complement our transmission network by acting as data traffic hubs and access gateways to our network.

Our History

      We were formed in October 1998 by IIJ Sony and Toyota and began offering services in May 1999.

      IIJ was one of the first commercial Internet service providers in Japan. Its founders included engineers who were participants in the WIDE project in Japan, which was a pioneering project for the advancement of the Internet in Japan.

      IIJ offers both dial-up and dedicated access Internet services and other value-added services. At March 31, 2000, IIJ had approximately 6,000 corporate customers with Internet connection speeds up to 150 Mbps. To provide its Internet access services, IIJ has become one of the largest users of leased lines, in terms of capacity, within Japan and between Japan and the United States.

      From its own experience as a large user of leased data transmission capacity, IIJ and its engineers recognized the market opportunity for an efficient, high-capacity and cost-effective data communications infrastructure operator in Japan. Because Japanese regulation would require this type of telecommunications provider to hold a Type I Carrier license, which IIJ does not have, IIJ decided to establish an affiliated company both to provide IIJ with high-bandwidth capacity to meet its own needs and to exploit general market opportunities.

      In order to develop such a large-scale project, IIJ involved Sony and Toyota as venture partners. IIJ contributed 40% of our equity, and each of the other shareholders contributed 30%. To date, these three shareholders have made aggregate capital contributions to us of ¥20 billion.

The Telecommunications Industry in Japan

      The telecommunications industry in Japan is among the most well developed and extensive in the world with fixed-line penetration rates at 49.5 lines per 100 population and cellular penetration rates at 40.3 per 100 as at March 31, 2000. The telecommunications market in Japan is the second largest in the world with total revenues of over ¥15.5 trillion for the year ended March 31, 1999, and capital investment estimated to have reached ¥3.5 trillion during the same fiscal year.

      This market has historically been dominated by NTT. Prior to 1985, NTT’s predecessor public corporation had been the sole domestic telecommunications carrier in Japan. In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan including the incorporation of NTT and the passing of reform laws aimed at promoting fair and effective competition in the telecommunications services market.

      It was only beginning in 1987 that any competitors to NTT began offering domestic telephone services in Japan. Since that time, however, there has been a rapid expansion in the number of telecommunications carriers in Japan. As of March 1, 2000, there were 249 Type I Carriers and 7,651 Type II Carriers. Type I Carriers are telecommunications operators which provide telecommunications services by establishing their own circuits and facilities (such as us, NTT East, NTT West and Japan Telecom), and Type II Carriers are telecommunications carriers other than Type I Carriers (such as IIJ).

      Major trends evident in the telecommunications industry in Japan that support our market opportunity include continuing deregulation and increasing competition, technological advances, the rapid growth of the Internet in Japan and the growing demand for data traffic and communications services.

  Deregulation

      Since 1987, competition in the telecommunications industry has been stimulated by significant steps in deregulation, including the following:

•	regulations restricting new entry into the market have been revised by allowing competition in the telecommunications industry;

•	rules designed to prevent excess investment have been repealed;

•	rules restricting operators to a particular area of service, such as local, long distance or international, have been abolished;

•	rules restricting foreign investment in telecom operators have been abolished, except with respect to NTT;

•	interconnection of leased-line networks and international leased lines with the public switched network has been liberalized; and

•	the requirement for prior approval of tariffs has been abolished for most services provided by Type I Carriers, and replaced by a simple notification requirement.

      For a description of the regulatory environment of the telecommunications industry, please refer to “Regulation of the Telecommunications Industry in Japan” included elsewhere in this prospectus.

  Technological Advances

      Historically, NTT and other carriers in Japan have designed their telecommunications networks for the main purpose of the efficient transmission of voice traffic. As a result, they have based their networks on narrowband circuit switching suitable for voice communications. This type of circuit switching establishes and keeps open a dedicated path until a telephone call is terminated. However, this switching is poorly suited for data transmission, because it does not use transmission capacity efficiently — once a circuit is dedicated, it is unavailable to transmit any other information even if the users of the circuit are not speaking or otherwise transmitting information. Packet switching does not consume capacity in this inefficient manner. Packet switching, which is a technology used in networks designed specifically for data transmission, divides data into small packets which are then independently transmitted to their destination via a designated path. The packets are then reassembled upon arrival. IP is the most commonly used packet switching based networking technology, and it is currently able to operate at speeds of 2.4 Gbps or more.

      Circuit switching and other older transmission technologies use narrowband transmission circuits with bandwidths in multiples of 64kbps. 64kbps is commonly used in circuit switching networks for voice traffic. With the advent of digital data transmission, narrowband transmission bandwidths of multiples of 64kbps units led to constraints on the organization of data and the formats available for sending data. These constraints resulted in inefficient use of bandwidth or available capacity. Most PCs, workstations and servers currently use broadband transmission protocols like Ethernet for data transmission, with wide band transmission channels of 10 Mbps, 100 Mbps or more. This allows for efficient organization of data within the capacity and allows greater freedom in using a variety of application protocols. Broadband transmissions can also be easily scaled to accommodate increasing traffic flows, adding flexibility to broadband networks.

      NTT and other carriers transmit voice, data and video signals primarily over copper cables, coaxial cables, microwave and, increasingly, fiber optic cables. Fiber optic cables use light to transmit information in digital format through ultra-thin strands of glass. Compared to copper, fiber optic cables provide significantly greater capacity at lower cost with fewer errors and increased reliability.

      There have been significant recent advances in switching and electronic technology that have further increased the bandwidth, or transmission capacity, of telecommunications networks, particularly those using fiber. DWDM allows for multiple light signals through a single optical fiber strand. This process, called “multiplexing”, can currently increase the bandwidth of fiber optic cables by more than 100 times the bandwidth of fiber not using DWDM.

      These technological evolutions, from circuit switching to packet switching, from narrowband to broadband, from copper to fiber and from one to many light signals, have produced significant increases in network capacity and scalability of networks.

  The Internet in Japan

      The Internet has experienced rapid growth in Japan since commercial application of the Internet began in the early 1990s. Use of the Internet in Japan has lagged behind use in the United States, but is extensive and growing quickly. According to Access Media International, Japan is the second largest Internet market in the world, with an estimated 18.5 million users at year end 1999. The same source projected that the Internet population in Japan will grow to 23.0 million at year end 2000 and to 27.0 million at year end 2001.

      We believe that businesses in Japan are now beginning to use and rely on the Internet for wider purposes, including establishing corporate Internet sites as a means to expand customer reach and improve communications efficiency and creating intranets or virtual private networks. Japan’s Ministry of International Trade and Industry estimates that the size of business-to-consumer e-commerce in Japan will grow from ¥65 billion in 1998 to ¥3.16 trillion in 2003, as compared to projected growth from ¥2.25 trillion in 1998 to ¥21.3 trillion in 2003 (at an assumed exchange rate of $1 = ¥120) in the United States. The Ministry also estimates that the size of business-to-business e-commerce in Japan will grow from ¥8.62 trillion in 1998 to ¥68.4 trillion in 2003, as compared to projected growth from ¥19.5 trillion in 1998 to ¥165.3 trillion in 2003 in the United States. The rapid growth of the Internet stimulates demand for data traffic. As usage by businesses increases, we expect an increase in the demand for advanced, highly reliable, high-capacity connectivity services to meet their networking and other needs.

  Increasing Demand for Data Traffic and Communications Services

      As in the United States, the level of data traffic, including Internet, voice and video, is rapidly increasing in Japan. We believe that there will continue to be significant growth in demand for long distance data, Internet, voice and video services.

      According to a survey conducted by Nikkei Communications, 85% of the 1,087 corporations responding to the survey, each of which is either a public company or private company with over 2,000 employees, were using the Internet in their businesses as of June 1999. Over 50% of the companies said they would like to increase their connectivity bandwidth by two to five times by January 2001. The same source projected that companies operating LANs, or local area networks, would grow from 65% of the total to 80% of the total by 2005, with the general trend being a move from 10 BaseT networks, essentially a high-speed (10 million bits per second) Ethernet LAN, to 100 BaseT or faster networks.

      The increases in computing power, number of computers networked over the Internet and connection speeds of networked computers are driving tremendous increases in communications use for Internet and data services. Additionally, we believe video conferencing, digital television, cable services and other multimedia applications being developed will continue to increase demand for transmission capacity.

Our Market Opportunity

      We believe that the growth of data traffic in Japan has been held back by a number of factors, including the legacy networks and the narrowband circuit switching systems that were specifically designed for voice transmission, the lack of fiber and other high-speed infrastructure development, the fee and rate structures in Japan based on distance and time that discourage users from heavy usage of the Internet, and the last mile problem which prevents networks like ours from gaining broad, direct access to customers and increases costs of services to end users and to us.

      However, we believe that there is and will continue to be significant growth in demand for broad-bandwidth and high-quality data transmission services in Japan. As the Japanese market is deregulated and new technology is introduced, the number and variety of communications services providers is increasing. These providers share a common need for high-capacity, high-quality and cost-effective data transmission infrastructure. Voice traffic may also begin to be transmitted over data networks, creating additional demands for reliable, high-quality broadband data networks. Market segments from which we expect to generate increased demand for bandwidth capacity include:

  Corporate computer networks

      We believe that the increasing data traffic needs of large corporations will be significant. The growth in corporate networks will increase demand for data transmission capacity from companies desiring dedicated high-capacity data transmission either point-to-point or over a wide area.

  Internet service providers

      As Internet usage grows, Internet service providers need to maintain sufficient transmission capacity to ensure reliable service.

  Telecommunications carriers

      Telecommunications carriers provide a market for our broadband services in a variety of ways. For example, foreign entrants have recently been entering into the Japanese telecommunications market. These companies do not have their own nationwide network and we will market our services to these companies. With over 51 million cellular subscribers and a 40.3% market penetration as of March 31, 2000, Japan is among the most advanced mobile telecommunications markets in the world. Japanese carriers have been leaders in introducing wireless data communication. As carriers introduce third generation mobile systems designed to allow high-speed data transmission, they will also need to obtain broad-bandwidth transmission capacity to support such services. For example, NTT DoCoMo’s next generation cellular system offering 384kbps mobile wireless data transmission capabilities is scheduled to launch in May 2001.

  Broadcasting and Cable Television

      Due to technological changes, such as the change from analog to digital broadcasting and increasing interactivity in programming, the broadcasting industry is expected to change its infrastructure to make extensive use of data communications infrastructure. Digital TV broadcasting by satellite is expected to expand significantly with the launch of a new digital broadcasting service in Japan this year, and terrestrial digital TV broadcasting will start in several years. Such a shift may significantly change the broadcasting industry by facilitating changes in programming content, production processes and end user terminal hardware. As news or entertainment content will be processed in digital format, we believe that broadcasters will require more and more reliable and cost-effective data transmission infrastructure, interconnecting studios, production facilities and broadcasting centers. Moreover, programming content is becoming more and more interactive. The advent of digital broadcasting will encourage the replacement of current television terminals with those equipped with interactive capability through the Internet, phone lines or cable. Already some broadcasting media or programs are employing the Internet for interactive media.

      The shift to interactivity is also occurring in the cable TV industry. The Internet has been increasingly provided through cable TV infrastructure. The MPT reported that Internet users over cable in Japan increased from approximately 32,000 in March 1999 to approximately 154,000 in December 1999. Such trends are stimulating content providers to develop larger content, including video or music, for transmission over high-speed networks. We believe CATV operators will need to connect to each other through high-capacity networks to share such content and programs or to enhance their connectivity to this content and will thus be requiring reliable high-speed data communications infrastructure. We foresee this trend to strengthen as digital broadcasting penetration increases. The potential for such interactive data flows is large and the need for handling large-volume data communications traffic may arise on a nationwide scale.

  Digital Contents Distribution

      Digital data content, including video games, video, music and other multi-media content, will increasingly be transmitted or disseminated over telecommunications or broadcasting infrastructure as a result of the development of the Internet and digital broadcasting. Some content providers are currently planning to distribute content to convenience stores or other designated sites equipped with broadband access infrastructure. The data size of such content will grow larger and will require high-quality uninterrupted transmission capabilities. These content providers will require reliable, cost-efficient, high-capacity data transmission infrastructure, including high-capacity national backbone network, broadband local access infrastructure and data centers where data storage equipment and servers can be stored and directly connected to a high-speed network hub.

  E-Commerce Participants

      Japan’s high Internet penetration is now justifying business activity on the Internet aimed at both individuals and business users. At the same time, the increasing application of the Internet in business activity is also raising the demand for data transmission capability and increased quality of network connectivity. Internet retailers who rely on their websites as their main interface with consumers demand much higher capacity and reliability than non-commercial users. Likewise, major corporations who migrate sourcing and distribution functions to Internet based systems demand high-speed, reliable and secure systems. Cost-efficient high-speed networks and data centers will be key for such businesses.

Our Competitive Strengths

      We are pioneers in broadband data transmission in Japan with an extensive, flexible and scalable network specifically designed for cost-effective data communications. Our experienced management team, our organizational structure and our advanced technology and services position us to take advantage of the rapidly changing market for data transmission and to effectively execute our business plan.

  We Are Pioneers in Introducing Broadband Data Communication Services in Japan

•	We were the first carrier in Japan to offer customers point-to-point data services of up to 600 Mbps;

•	We were the first carrier in Japan to introduce and offer wide area Ethernet platform services; and

•	We also introduced novel pricing structures, based on levels of service, in lieu of pure distance-based pricing common among voice carriers in Japan. Our Ethernet platform and dial-up port services use completely distance-free pricing.

      Our engineering expertise provides us with the capability and resources necessary to develop new network services, create new markets and generate additional demand for our network capacity.

  We Have an Extensive, Data-Dedicated Network

      Our network is our strongest asset.

      Nationwide coverage is already in place. By leasing our initial trunk lines through a dark fiber IRU agreement, we were able to establish in about 18 months a nationwide broadband network that extends to every prefecture in Japan except Okinawa and Shimane and has over 80 access points. By acquiring our initial nationwide network in this way, we saved significantly on construction costs and development time over competitors seeking to lay their own fiber.

      Specific design for cost-effective data communications. We use advanced optical technology to reduce the complexity and cost of our network while increasing the reliability of data transmission. As the first nationwide network in Japan specifically designed only for data communications, we are not burdened by legacy infrastructure such as voice telephony switching equipment. We are therefore free from the restructuring costs associated with dismantling or replacing voice-oriented legacy equipment as we install our own network equipment.

      Our network is flexible and scalable. We use technology compatible with a variety of network transmission technologies and protocols so that our infrastructure can easily accommodate various types of data traffic. For example, our network is well suited to transport IP-oriented data communications, positioning us to take advantage of the worldwide demand for IP networks and increasing Internet and intranet use. Our network currently has ample capacity and will easily support additional capacity for Gigabit class network usage. We believe our network design will enable us to take advantage of future innovations and developments and new technology to upgrade our network and offer new services more quickly than legacy carriers may be able to do.

  We Have an Experienced Management Team

      We have assembled a management team that we believe is well suited to lead the development of the data communications market in Japan. Our senior personnel have proven track records. Mr. Suzuki, our President, has over 20 years of experience in the telecommunications and computer industries. Mr. Onishi, our Chief Executive Officer, has over 5 years of experience in telecommunications and Internet-related industry and also has over 5 years of management consulting experience as a consultant at McKinsey & Company. Mr. Fushimi, our Chief Financial Officer and Chief Accounting Officer, has 25 years of experience at the Ministry of Finance of Japan in finance related matters. Mr. Hayashi, our Chief Marketing Officer, has over 10 years of experience in telecommunications including a number of managerial positions with International Digital Communications. Mr. Asaba, our Chief Technology Officer, has over 10 years of telecommunications and Internet-related experience, 7 of which are in Internet and telecommunications network backbone engineering, including network design, routing and traffic management. The directors nominated by Sony, Mr. Yamamoto, and Toyota, Mr. Tao, have over 9 years and 2 years of experience, respectively, in the telecommunications industry. In addition, Mr. Kamano, Mr. Hirabayashi and Mr. Inaba, our Executive Officers, have over 6 years, 7 years and 19 years of experience, respectively, in the telecommunications industry. Together, our 10 directors and executive officers have over 93 years of experience in the telecommunications industry. Many of our key personnel have been involved with the Internet in Japan since its inception. Others have significant experience in the telecommunications industry in Japan. Additionally, many of our key personnel have been involved in the development of IIJ and, therefore, have proven their ability to develop networks and services, to manage operations in competitive and rapidly growing markets and to execute business plans similar to ours.

  We Have a Light, Slim Organization and We Adapt Easily to Change

      Internet and data transmission technology and related markets change rapidly. Some existing carriers have been hampered by their existing, outdated technological and organizational infrastructure and are unable to adapt quickly to change, either technologically or organizationally. We are able to maintain a cost-effective corporate structure and implement decisions quickly, because our network infrastructure is efficient, flexible and scalable, and does not require a lot of personnel to operate. Also, we do not have the dated equipment and technology and associated upgrading costs of an incumbent carrier. Moreover, our target customers are large-volume corporate users, rather than individual users, and we are not burdened with unnecessary layers of management or excessive numbers of employees.

  We Benefit from Our Integral Relationship with the IIJ Group

      As a leading Internet access and network solution provider in Japan, IIJ helped create Crosswave because it understood the market opportunity for a new provider of broadband, high-quality data transmission infrastructure. We benefit from our integral relationship with IIJ and its affiliated companies. IIJ is our largest customer and sales agent. IIJ extensively uses our network infrastructure and data center facilities for itself and to offer Internet connectivity and value-added services to its base of approximately 6,000 corporate customers. We expect sales to IIJ to increase as IIJ’s own business expands. We cooperate with IIJ and the IIJ group companies in designing services, and IIJ provides engineering and design assistance to help with our own network development. When IIJ’s customers need non-Internet services, such as our wide area Ethernet platform service, IIJ also acts as our sales agent, thus expanding our own customer base.

Our Strategy

      We will take advantage of the market opportunities available to us by pursuing the following strategies:

  Rapidly Develop our Broadband Data Transmission Infrastructure

      We have in place an extensive, nationwide network that is dedicated exclusively to data. Our network is specifically designed to be cost-effective, flexible and scalable. Our network can be easily modified and upgraded to increase capacity and to support different services and transmission technologies.

      We are in the process of building out this network. The key ways we plan to upgrade our infrastructure are by:

      Expanding the geographic coverage and redundancy of our major trunk lines. We have applied to Japan’s Ministry of Construction for access to conduits along major national roadways in Japan in order to install over 4,000 route miles of fiber optic cable. We expect to have over half of the total fiber activated by March 2002. We have also agreed to lease significant capacity on an IRU basis between Japan and the United States.

      Increasing network density in key urban areas and offering direct local access to our target customers. We are extending metropolitan backbone networks out from our main trunk lines in the Tokyo, Osaka and Nagoya urban areas. We will primarily use dark fiber leased from local railroads, subways and utilities but also will install new fiber where it is necessary or more cost-effective. These metropolitan backbones will bring our network closer to large numbers of target customers. We plan to offer direct local access in these areas primarily by laying fiber directly to main office buildings but also will explore other methods of completing the last mile to the customer.

      Developing data center facilities nationwide. We plan to open data centers in six major cities this year, including data center facilities already open in Tokyo and Osaka, and to develop additional centers in the future. The data centers will offer direct connection to our network infrastructure and will complement our other services.

  Continue to Lead the Market in Introducing New Data Communications Services

      We aim to continue to lead the market in introducing new data communications services. For example, we plan to continue to increase the speed of the backbone services we offer to stay ahead of market demand. We plan to support Gigabit Ethernet and other high-quality, high-capacity network services to allow applications such as digital video transmission. We also plan to offer more integrated packages of services utilizing different components of our technological infrastructure, such as our managed SONET ring service, which offers full-service data transmission solutions where we design and manage a customer’s backbone using our own network. We are developing a combined Ethernet and dial-up port service with a proprietary firewall that allows customers to support an Ethernet network with secure dial-up access. We also will offer data center services integrated with our other network services.

Provide Tailor-Made Services to Our Target Customers

      We will focus our marketing efforts on targeting customers with broadband data communications requirements. We can identify and focus the efforts of our marketing team on a select pool of potential clients that include large corporations, ISPs, telecommunications carriers and other organizations. By concentrating on this group and on referrals made by IIJ and other sales agents, we can maximize the efficiency of our sales and marketing teams.

      Our sales engineers will provide tailor-made solutions. Many of our sales representatives are engineers. Also, many businesses in Japan are behind in developing network expertise compared to U.S. corporations. Especially for large corporate clients, the technical expertise of our sales engineers is vital in utilizing our basic infrastructure to configure a package of services that will meet their needs.

  Offer Innovative, Distance-Free Pricing Structures

      Our services are priced to give customers the opportunity to obtain high-quality advanced data communications at cost-effective rates. Our network has allowed us to introduce novel pricing structures based on levels of service instead of pure distance-based pricing. We believe this is a major shift away from the pricing practices of voice carriers in Japan and will redefine the data communications market. Our Ethernet platform and dial-up port services use completely distance-free pricing. The pricing structure of our high-speed backbone services is also simple with pricing levels significantly lower than those of comparable services from other carriers.

  Capitalize on Our Experienced Management Team and High Quality Employees

      We have assembled a management team with over 93 years of experience in the communications industry. We will capitalize on the relationships they have developed and their understanding of the industry, customer needs and available technologies to design, implement and offer new and innovative data communication services. We will also capitalize on our management’s ability to react quickly to changes and new opportunities in the market.

      We believe that we have developed an open, merit-based corporate culture that motivates employees to succeed in their work. Our goal is to attract and retain employees with the technical, engineering and other skills necessary for us to implement our business plans. As a young, rapidly growing company, we will need to hire additional personnel and believe we offer an exciting and challenging atmosphere. We are introducing stock options for key directors and employees.

Our Services

      Our ultimate goal is to provide advanced, end-to-end data communications services over high-capacity, seamless, nationwide networks to our customers. We will do this by offering a variety of data communications services to our customers. Our individual services serve as building blocks that we use to tailor data communications solutions that meet the individual needs of our customers. Customers can use our services individually or in combination with other services.

      We offer four main types of services, including our high-speed backbone service, wide area Ethernet platform service, dial-up port service and data center services. We also provide various custom solutions utilizing these four services which we develop to meet specific needs of our customers.

  High-speed Backbone Service

      We offer high-speed backbone services targeted at telecommunications carriers, value-added network operators such as ISPs, and companies with large data transmission requirements such as cable television broadcasters and media organizations. We offer speeds of up to 600Mbps on our point-to-point high-speed backbone services using DWDM and SONET transmission technologies.

      We anticipate future upgrades of our network to support Gigabit Ethernet or other high-speed transmission technologies as these technologies become available, which will enable us to offer even higher transmission rates to our customers than we currently can provide.

      Pricing for our high-speed backbone service. We believe that our prices for leased lines are significantly lower than comparable leased lines offered by our competitor carriers. Our monthly charges for our high-speed backbone service, excluding charges for local access lines, are as follows:

			More Than
Bandwidth	Up to 200km	Up to 600km	600km

	(thousands of yen)

1.5 Mbps	¥200	¥300	¥400

45 Mbps	1,600	2,400	3,200

150 Mbps	3,600	5,400	7,200

600 Mbps	10,000	15,000	20,000

      To illustrate the lower pricing of our high-speed backbone service, the following table compares end-to-end monthly prices that Crosswave, KDD, NTT Communications and Japan Telecom charged for their leased lines between Tokyo and Osaka (approximately 400 kilometers) for the respective bandwidths indicated as of June 2000.

	Carriers

Bandwidth	Crosswave(1)	KDD(1)	NTT Communications(1)	JT(1)

	(thousands of yen)

1.5 Mbps	¥624	¥1,275	¥1,340	¥1,145

45 Mbps(2)	4,892	12,102	13,342	12,067

150 Mbps	7,892	28,192	30,312	28,137

(1)	For the purpose of this comparison, we priced our 1.5 Mbps services using NTT’s digital access (DA) service at 1.5 Mbps for up to 15 km for local access to our network which is the same access option used by KDD and JT in the pricing of their services. For 45 Mbps and 150 Mbps services, we assumed for all carriers that a total of ¥2,492 thousand is charged for local access services, based on the local access rates published by NTT Communications for these levels of service.

(2)	KDD, NTT Communications and Japan Telecom do not offer comparable services for 45 Mbps. For the purpose of this comparison, we used their prices for 50 Mbps services.

     International backbone service. We may seek to exploit opportunities to expand our high-speed backbone services internationally if there is sufficient demand from our customers. We received permission in April 2000 from the MPT to conduct international telecommunications services for data transmission and leased circuits. We expect to offer services beginning in July 2000 and currently expect IIJ to be a substantial customer. We currently expect pricing for our international backbone service to be based on volume and destination. See “Our Network — International Network Buildout Plan” for more information on our international network buildout plan.

  Wide Area Ethernet Platform Service

      We offer wide area Ethernet platform service targeted to corporations, particularly those with multiple offices or buildings and value-added network operators. Wide area Ethernet platform service provides a customer with a seamless LAN environment over a large geographical area. This releases the customer’s network from the concept of distance found in networks using geographically segregated LANs connected through a traditional wide area network, or WAN. Traditional WAN services only provide point-to-point connections with an interface incompatible with the LAN interface. With this type of WAN service, a customer who wants to build a multi-location network must maintain a matrix of traffic flow volumes between each location being connected and design a topology for the network. The customer must then order various point-to-point services with appropriate bandwidth according to the designed topology. Also, the customer has to purchase and maintain all of the additional equipment necessary for translating LAN protocol to WAN protocol and for transmitting and switching data over those WAN services. This imposes additional equipment and operation costs on the customer.

      Our Ethernet platform service moves from this “point-to-point” and incompatible model to a “point-to-multi-point” and compatible architecture in which LAN networks connect to each other seamlessly through our high-speed network. This architecture, incorporating point-to-multi-point Ethernet switching, allows a customer’s headquarters and branch offices, which may be separated by long distances, to communicate with each other as if they were a part of the same LAN without the need for any additional equipment, thereby realizing a seamless LAN environment over a wide area with higher reliability at lower costs. We provide either a 10 base-T or a 100 base-T (Fast Ethernet) interface depending on a customer’s access speed and preference.

      The following graphic illustrates our wide area Ethernet platform service and its advantages when compared to standard point-to-point services.

      Pricing for our wide area Ethernet platform service. Our wide area Ethernet platform service offers customers a distance-free, flat-rate tariff system. Three main factors determine the monthly fee charged to customers: the number of ports, speed and type of local access lines selected by the customer.

•	Ports. Customers connect their local access lines into our backbone network through ports at our access points. One line connects to each port and we charge a fee for each port used by a customer.

•	Speed. Currently, we provide this service at 1.5 Mbps, 3 Mbps, 6 Mbps, 12 Mbps, 25 Mbps and 45 Mbps. Customers are able to choose the speed they desire over our network, and we charge them a fee based on this choice.

•	Local access lines. Customers access our network through local access lines connecting their physical LAN locations to ports at our network access points. Customers may use our local access infrastructure, such as direct fiber, FWA or other direct access methods as they become available, or they may choose to use third-party access lines provided by NTT or other local carriers. We bill customers based upon the access method they choose. We pass through costs of third-party access lines to our customers without any mark-up.

The monthly per port price at which we currently offer our wide area Ethernet platform service are as follows:

	1.5
	Mbps	3 Mbps	6 Mbps	12 Mbps	25 Mbps	45 Mbps

1 to 4 ports	¥168,000	¥250,000	¥370,000	¥537,000	¥787,000	¥1,132,000

5 to 16 ports	141,000	210,000	310,000	450,000	660,000	950,000

17 to 32 ports	127,000	190,000	280,000	406,000	595,000	856,000

33 ports or more	121,000	182,000	267,000	387,000	567,000	816,000

In addition, there are installation, monthly Ethernet terminal use and local access fees.

  Dial-up Port Service

      We offer dial-up port services targeted at value-added network operators, such as ISPs, and corporations needing nationwide networks. Our dial-up port services allow our customers to offer nationwide dial-up access to their own networks via our infrastructure. We offer approximately 80 access points nationwide.

      Users who want to access a customer’s network can call the telephone number of the closest access point using a telephone or ISDN line. The call will then be transmitted over our infrastructure to the designated entrance location of the customer’s network. Depending on the customer’s choice of equipment or technologies at the entrance location, the customer can provide its users with a variety of services, such as dial-up IP or IP telephony.

      We currently offer this service as a trial service but have submitted an application for approval of its terms and conditions to the MPT. We do not anticipate having any problems obtaining the MPT’s approval. The pricing for this service will be based on the number of ports each customer subscribes for with the rates per port decreasing for multiple ports per customer.

  Data Center Services

      We plan to offer data centers in major metropolitan areas targeted at a wide range of customers, including large companies that demand a variety of network services and resources, value-added network service providers such as application and digital content service providers, and new entrants into the Japanese telecommunications market that require quick access to networks.

      Our personnel operate and manage each of our data centers, and we outsource some support and maintenance services to NetCare, an IIJ group company, and other third-party providers. At our data centers, two of which are now in operation, we provide services that will, together with IIJ’s services, provide total network solutions to end users. These services include the following:

•	Quality Housing. Our data centers have a functional design that allows convenient set-up, maintenance, adjustment and troubleshooting of lines and other equipment. We expect that our initial six data centers will have a total of approximately 6,000 total square meters of floor space. Customers will be able to lease rack space for their computers, networking and other equipment. Our experienced engineers and staff will provide 24 hour-a-day, seven-day-a-week support and maintenance of the facilities.

•	Network Connectivity. Our data centers will allow customers direct access to our network. They will serve as data traffic hubs and gateways to our broadband network, allowing customers high- capacity access to our network. We will also provide cross-connect services allowing customers to connect with each other.

      We receive recurring monthly fees for renting racks and floor space at our data centers and we receive fees for connectivity services that we provide from our data centers. We expect the fees we charge will depend on factors such as geographic location, demand and volume.

      We have constructed our data centers for security. We employ various measures to enhance the access security of our facilities, including pre-authorization procedures and advanced identification systems. We have remote cameras to record entrants to the data centers. Our racks have secure key locks which cannot be opened without the presence of our staff.

      Our data centers are housed in safe structures. We choose or design buildings which meet new anti-earthquake guidelines issued by the Ministry of Construction. We have back-up generators with on-site fuel tanks to assure continuous power supply. We also have an un-interruptible power supply system to stabilize electric current levels that power customers’ equipment. We also have advanced fire suppression systems that use nonflammable gas that, unlike water, does not damage customer equipment.

      As at March 31, 2000, most of our leased racks are leased to IIJ. IIJ subleases this rack space to its customers together with IIJ’s other services. We also expect to sell these services to other systems integrators, ISPs, and other customers such as corporate customers of our wide area Ethernet platform and other services.

  Other Network Services and Opportunities

      In conjunction with our four primary services, we are planning to introduce network services that help us diversify our service menu and capitalize on our network. We are developing the services described below in response to the needs of individuals or small groups of customers, and therefore we do not initially anticipate a high demand for these particular services. They exemplify the solutions we provide our customers, and we can design and implement other solutions tailored to our customers’ own data transmission needs.

•	Lit fiber segment lease service. We are planning to offer customers a dedicated wavelength with 2.4 Gbps of capacity. Customers can access this fiber segment at any one of our access points by attaching their own transport or switching equipment directly at our access point or by using a custom solution provided by us. By accessing the 2.4 Gbps segment at different access points throughout our network, customers can create their own point-to-point platform in a ring topology based upon their traffic needs.

•	Managed SONET multiple ring service. We are planning to offer a fully-managed 2.4 Gbps SONET ring service for customers who wish to implement for their network a high-speed SONET ring network, but who lack the expertise to do so themselves. We will provide customers with ready-to-use SONET equipment which we will operate and maintain for them. This service can be customized to meet the specific traffic and service needs of a customer.

      We may also explore opportunities to swap our network capacity, or to swap, sell or lease portions of our future network infrastructure, with third parties, depending on the development of the data communication market and the regulatory environment. Our flexibility in this regard may help us to generate revenue additional to that from our primary sources.

Our Network

      Our primary asset is our network. As of May 2000, we have made operational the 3,689 route miles of backbone fiber in our network that are leased from KDD providing a nationwide backbone reaching into every prefecture in Japan except Okinawa and Shimane. Through this network, we are able to offer data transmission services to customers at speeds of up to 600 Mbps. Based on current technology, we will be able to increase this speed to gigabit levels in order to meet growing traffic requirements.

      Our network consists of three main levels of infrastructure which together will form our single nationwide end-to-end network. First, we have our nationwide backbone network infrastructure. This consists of our high-speed optical fiber backbone and transmission equipment. Second, we will develop our metropolitan network infrastructure. This will expand our backbone network in Japan’s most important commercial centers, Tokyo, Osaka and Nagoya. Third, we will develop our local access infrastructure. This will consist of a variety of last mile network connectivity solutions that give our customers direct high-speed access to our network. All three of these levels of our network infrastructure are described in detail in the three sections immediately following. Parts of our network infrastructure, particularly the metropolitan and local access infrastructure, are in the process of construction.

      The table below summarizes the current and planned cumulative route miles and fiber miles of our network.

	June 30, 2000		March 31,		March 31, 2004
	completed		2002 target		target

	Route	Fiber	Route	Fiber	Route	Fiber
	miles	miles	miles	miles	miles	miles

Nationwide backbone network infrastructure	3,689	14,795	5,719	413,445	7,389	747,845

Metropolitan network infrastructure	0	0	385	7,400	435	7,770

Local access infrastructure	3	12	115	36,100	160	46,600

Total	3,692	14,807	6,219	456,945	7,984	802,215

      Although the above table represents our current plans, we may have to expand our network, particularly the metropolitan network and local access infrastructures, more rapidly if customer demand increases faster than anticipated.

  Nationwide backbone network buildout

      The development of our nationwide backbone network divides into two distinct phases. The first phase was the rapid development of our initial backbone network of IRU dark fiber. The current phase centers on developing our national roadway network, which layers onto our existing network infrastructure, using our own cable laid in conduits constructed by the Ministry of Construction along national roadways.

      The following diagram represents our proposed nationwide backbone network. The initial backbone network portion was completed as of May 2000. The national roadway network will be developed over the next five years as detailed further below. The data centers will be completed this fiscal year.

  Phase One — Our Initial Backbone Network

      We obtained our initial backbone capacity by entering into a long-term IRU contract for the lease of dark fiber with KDD. The leased dark fiber is laid along major highways that run throughout Japan. The contract with KDD runs through April 2009, but provides for renewal for additional three year terms unless KDD or we give three months prior written notice of termination. Terms of this contract are set forth under the caption “Expenses — Cost of data communication services” under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      We began operating our initial backbone network using these leased lines in April 1999 with 20 access points in the Tokyo-Nagoya-Osaka-Hokuriku ring. In October, we expanded our initial backbone network to 53 access points and extended it to most major cities in Japan. As of the end of May 2000, we had expanded our initial backbone network to operate nationwide, except Okinawa and Shimane, with over 80 access points. Our initial backbone network includes the following primary segments:

	Route	Fiber	Operation	Major population
Segment	miles	miles	date	centers connected

Tokyo-Nagoya-Osaka	454	1,302	April 1999	Tokyo, Yokohama, Shizuoka, Toyota, Nagoya, Osaka

Tokyo-Niigata-Kanazawa-Osaka	531	2,122	April 1999	Tokyo, Niigata, Kanazawa, Kyoto, Osaka

Tokyo-Sendai-Aomori-Sapporo	733	3,269	October 1999	Tokyo, Sendai, Sapporo

	Route	Fiber	Operation	Major population
Segment	miles	miles	date	centers connected

Tokyo-Fuchu-Suwa-Nagoya	298	1,144	October 1999	Tokyo, Nagano, Nagoya

Osaka-Kobe-Tokushima- Hiroshima-Fukuoka	578	2,430	October 1999	Osaka, Kobe, Tokushima, Okayama, Hiroshima, Fukuoka

Osaka-Okayama-Yamaguchi	283	1,181	October 1999	Osaka, Himeji, Okayama, Yamaguchi

Fukuoka-Kumamoto-Miyazaki- Kagoshima	373	1,569	May 2000	Fukuoka, Nagasaki, Miyazaki, Kagoshima

Other	438	1,778	May 2000	Gifu, Yonago, Wakayama

Total	3,689	14,795

  Phase Two — Our National Roadway Network

      Our continuing backbone network buildout focuses on the development and enhancement of our national roadway network. We are participating in the Ministry of Construction’s Information Highway project, which includes, among other things, a development and installation plan for conduits through which fiber optic cable can be installed. In order to participate in this project, applications must be made directly to the local offices of the Ministry of Construction on a region-by-region basis. We have made substantially all of our preliminary applications for inclusion in this project nationwide.

      Participation in this project is not based on the timing of the applications but is rather based on a balancing of considerations. If the number of applicants for any segment of conduit exceeds the available capacity, coordination meetings are held in which voluntary accommodations are sought from the parties, such as sharing of conduit space or dividing fibers within a cable. We expect to be included in every segment of the development, as the Ministry of Construction generally permits all Type I Carriers and cable television operators to participate in this project, subject to confirmation of usage plans and other minimal requirements. Once rights to these conduits are obtained, the rights usually continue for 5 years. We believe these rights will generally be renewable as a routine matter.

      We expect to install 150 to 200 strands of fiber in most segments of conduit, as compared to the four nationwide strands of dark fiber we obtained in our initial backbone network. If we secure the rights to conduits on a nationwide basis, we would be able to increase our fiber miles of backbone cable from our current 14,795 fiber miles to approximately 800,000 fiber miles.

      Approximately 60% of the conduits for which we have preliminarily applied have been completed by the Ministry of Construction. Approximately 82% of the conduits in which we expect to begin installation of our fiber cables in fiscal 2000 have been completed. The national roadways have significant advantages over the highways where our initial backbone network is laid. The primary advantages of the national road system are its nationwide coverage and its proximity to city centers, as the national roadways frequently run directly through the most important business districts throughout Japan. This will bring our backbone network much closer to our customers. The redundancy of having multiple backbone lines and a variety of routes between major access points will also reduce risks of local network failures by allowing us to effectively reroute traffic in the event of a local line break or similar problems.

      The government has determined the amount it will charge for the use of the conduits in this project. We will be required to pay a fee of ¥4 to ¥10 per meter of conduit per year. Therefore, once we have completed our national roadway network, we expect that our maximum payout per year for these conduits will be less than ¥65 million. We will also be responsible for the installation of the cables containing our fiber, which essentially involves the threading of the cable through the conduits being installed by the Ministry of Construction.

      We expect to share installation costs for portions of the fiber cables that we lay in the Ministry of Construction’s conduits with other carriers. In return, we will share rights in those cables with these other carriers by dividing the fibers in these cables between us. We will be able to reduce our total installation costs in this manner.

      We expect to complete the development of our currently planned national roadway network in fiscal 2004. Although the following table summarizes our current plans for completing our national roadway network, the segments, estimated route miles and scheduled completion dates listed below may change due to market, regulatory and other circumstances, some of which are beyond our control. The miles of conduit constructed and percentage of construction completed columns are based on information available from the Ministry of Construction, but official figures are not published.

	Estimated	Estimated	Miles	Scheduled
	route	fiber	of conduit	completion of
Segment	miles	miles	constructed*	threading of cable

Aomori-Akita-Yamagata	300	52,800	239	By the
				end of March 2001
Tokyo-Shizuoka-Nagoya	220	42,200	112
Kita Kyushu-Fukuoka-Miyazaki-Kagoshima	325	65,000	289

Nagoya-Osaka	110	22,350	29	By the
Tokyo-Takasaki-Niigata	365	73,350	241	end of March 2002
Nagaoka-Fukui-Kyoto	265	53,450	182

Kyoto-Matsue-Shimonoseki	445	89,500	249

Tokyo-Iwaki-Yamagata	205	41,000	174	By the
Tokyo-Okaya-Nagoya	265	53,450	86	end of March 2003

Hakodate-Sapporo-Asahikawa	330	65,900	280

Tokyo-Fukushima-Sendai-Aomori	540	108,150	36	By the
				end of March 2004
Osaka-Hiroshima-Shimonoseki	330	65,900	262

Shimonoseki-Kumamoto-Kagoshima	220	44,000	183	By the
Tosu-Saga-Nagasaki	90	17,200	80	end of March 2005

Total	4,010	794,250	2,442

  Metropolitan Network Infrastructure Buildout Plan

      We plan on expanding our metropolitan network infrastructure in Tokyo, Osaka and Nagoya in order to position ourselves to provide end-to-end network connectivity to a greater number of customers in these large metropolitan areas. We may expand our metropolitan network infrastructure in other cities as well, but we currently have no definitive plans to do so.

      In the Tokyo, Osaka and Nagoya metropolitan areas, we are negotiating and contracting to lease dark fiber that is currently being installed by municipal governments, private railroad companies and public utility organizations in subway systems, along railroads, in electricity conduits and in sewers. We will build some lines ourselves. This will allow us to increase our number of access points significantly in these municipalities and to develop more effectively our local access infrastructure, which will connect into our backbone network or metropolitan infrastructure at these access points.

      We have secured rights of way in the Tokyo area necessary to complete our metropolitan buildout plan for fiscal year 2000. We have not yet secured other rights of way or construction permits necessary to complete our metropolitan buildout plan, and there is no guarantee that we will be able to do so on favorable terms or at all.

      The following table sets forth our current development plans in terms of estimated route and fiber miles for the Tokyo, Osaka and Nagoya areas. The metropolitan areas and estimated route and fiber miles listed below may change due to market, regulatory and other circumstances, some of which may be beyond our control.

Cumulative metropolitan network infrastructure buildout plan

	Planned		Planned		Planned
	March 31, 2001		March 31, 2002		March 31, 2003

	Estimated	Estimated	Estimated	Estimated	Estimated	Estimated
	route	fiber	route	fiber	route	fiber
	miles	miles	miles	miles	miles	miles

Tokyo Area	185	2,175	285	7,000	300	7,190

Osaka Area	90	375	90	375	90	375

Nagoya Area	5	15	10	25	10	25

Total	280	2,565	385	7,400	400	7,590

  Local access infrastructure buildout plan

      We are expanding our local access infrastructure in order to help customers connect directly to our network and to provide an alternative to NTT and other local telephone carriers in last mile connectivity. We are developing infrastructure to support a variety of direct access solutions, summarized as follows:

•	Direct fiber access. We will provide direct access to our network from customer premises through our own fiber lines. We are developing our direct fiber local access infrastructure in Tokyo, Osaka and Nagoya using two methods. First, we are primarily constructing our own fiber lines to customer buildings to meet their demands. Second, we have also entered into long-term renewable contracts to lease fiber optic cables being installed by local utilities in their existing sewage and waterworks infrastructure and may continue to do so. In the first case, we are required to apply for construction permits, depending on how much digging or other construction will be necessary, on a project-by-project basis. Although this is usually a routine procedure, it is possible that we could be delayed in or prevented from servicing a building through inability to obtain the proper permits.

•	FWA. By expanding our local network infrastructure through fixed wireless access, or FWA, we can provide a last mile solution that bypasses existing local communication lines controlled by NTT East and NTT West and other local telephone companies. With FWA, data traffic from neighborhood buildings is routed to a microwave transmitting station built on top of one of the neighborhood buildings. Such buildings can be connected to each other and our network access points through point-to-point microwave transmission.

FWA has certain limitations. It can only be used if there is a direct line of sight between the two transmission points that is not subject to interference by thick fog, falling leaves or other transient obstacles. Establishing an FWA network therefore requires careful planning of locations, transmission power and distances between transmission points.

We have applied for and received licenses for establishing radio stations under the Radio Law, which are required to offer FWA. We plan to expand our FWA infrastructure strategically in important commercial districts such as the Otemachi, Shinjuku and Shibuya wards of Tokyo. This will enable us to significantly lower reliance on leased lines and provide our customers in these areas low-cost, high-speed last mile connectivity to our network.

•	Other direct access. We are exploring other last mile connectivity options to liberate customers from NTT and allow them to directly connect to our network such as:

Broadband Cable. We are exploring the possibility of acquiring rights to use the existing infrastructure of cable television companies. Cable television cables, which were designed for video signal transmission, support the capacity for effective broadband data transmission. Cable television cables run directly to end users, and the infrastructure has been developed nationwide. One drawback is that the cable television industry, which focuses primarily on individual customers, has developed an infrastructure targeted primarily at residential buildings. Also, not all cable systems have been upgraded to support broadband transmission.

xDSL Access. We are currently researching the possibility of expanding our local access infrastructure to offer Digital Subscriber Line, or DSL, access to our network. xDSL technology is a means of carrying voice and data information from an end user’s terminal to a switching station, known as a “central office”, maintained by a local telephone company, such as NTT, by means of ordinary copper telephone wires. At the central offices, voice and data signals are separated and switched to the proper telephone switches, for voice traffic, or routers, for data traffic. The primary benefit of xDSL is its ability to achieve high-capacity data transmission using existing copper lines.

If we decide to use xDSL technology, we will lease rack space at NTT’s central offices to place our own splitters and routers. By connecting our network directly to these central office locations, data traffic can be passed directly onto our own high-speed network from the copper lines leased from NTT. We can thereby leverage our network engineering expertise to provide customers with a reliable, high-speed solution to access our backbone network. The disadvantage of this system is that, although we bypass NTT’s switching and transmission technology with our own, we still incur costs for renting NTT’s local copper lines and facilities.

      Direct access to key buildings. In connection with the development of our local access infrastructure, we are in discussions with a number of major nationwide real estate companies to gain general access and development rights to all of their properties and buildings nationwide in order to quickly provide our services to their tenants, if requested. The Japanese real estate market is characterized by the presence of a number of large, nationwide real estate companies that each own and manage hundreds of properties and buildings. Such rights would therefore provide cost-effective access to key buildings in major business districts by alleviating the need to negotiate access rights on a building-by-building basis.

      In this regard, we have, along with six other telecom carrier groups, recently reached an agreement with Mitsui Fudosan Co., Ltd., one of Japan’s leading real estate companies, to grant us non-exclusive infrastructure access to all of Mitsui’s approximately 300 office buildings nationwide. With this agreement, we will be entitled to install telecommunication network infrastructure such as ducts, conduits, optical fiber cables and radio equipment in all office buildings that Mitsui owns.

      It is essential that we find ways to overcome the last mile problem. Our customers are demanding higher capacity services for lower prices. We cannot rely on existing telecommunications infrastructure to satisfy their demands. Solving the last mile problem in a satisfactory and timely manner is an essential element for the success of our business.

      Flexible, creative attitude. We have a flexible and creative approach to direct-access options and a flexible and scalable network infrastructure that allows us to evaluate a wide range of technologies for potential deployment. We are currently exploring whether to offer these services, but may de-emphasize any of them if other methods offer more cost-effective solutions to the last mile problem. Although we are committed to resolving the last mile problem, we are not necessarily committed to bypassing existing carriers in all cases. To the extent existing carriers have satisfactory services or pricing, we may consider using their services. We believe this flexibility enables us to provide the best solution on a case-by-case basis. We will also consider the sharing or swapping of fiber for local access as opportunities arise.

  International network buildout plan

      In addition to our optical fiber network in Japan, we have acquired capacity between Japan and the United States. In March 2000, we entered into an IRU contract with Global Crossing giving us the rights to the equivalent of ten STM-1s between Japan and the United States. Under this contract, we can sell capacity less than STM-1 to any customer at any time. We can sell up to five STM-1s to any customer after September 30, 2001 with the prior approval of Global Crossing, and we can lease any amount of capacity to IIJ. Our first STM-1s were available to us in March 2000 and the related connection to our system is scheduled to be completed in June 2000. We anticipate that the rest of the secured capacity will become activated and available to us in stages over the next few years as construction is completed. Material terms of these contracts are set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Depreciation and Amortization”. If we see opportunities from large customers, such as IIJ, we may explore the acquisition of additional capacity to the United States or other locations in Asia.

Our Network Technology

      We use various networking technologies to provide our data transmission capability. These technologies include Dense Wavelength Division Multiplexing, or DWDM, and Synchronous Optical Network, or SONET, and Ethernet switching.

      Dense Wavelength Division Multiplexing. DWDM is an optical technology used to increase bandwidth over fiber optic networks. DWDM works by transmitting multiple signals simultaneously over a single fiber by using different wavelengths of light. DWDM equipment at the destination end of the fiber then un-combines and sorts out the wavelengths upon arrival. DWDM technology can therefore increase network capacity by allowing the transmission of multiple channels of data over the same fiber. By using our current DWDM technology, we are able to derive 40 wavelengths, at a capacity of 2.4 Gbps per wavelength, over a single fiber optic strand. Moreover, the DWDM technology in our network allows us to provide greater capacity as demand requires by simply upgrading certain components of our network.

      DWDM technology is protocol and bit-rate independent. This means that data transmitted at different speeds using different protocols can be successfully multiplexed and transmitted using DWDM. This is why DWDM is compatible with many different data transmission technologies. Moreover, DWDM can handle varying data streams simultaneously, allowing information from multiple sources using multiple transmission techniques to be transmitted using DWDM. Our current Ciena DWDM equipment allows us to transmit data in a wide variety of formats, including

IP, ATM and SONET. We expect to upgrade our DWDM equipment to allow for direct transmission of Gigabit Ethernet, a fast new transmission technology, when that technology becomes available to us. This will allow us to transmit Ethernet frames directly over our network without using the SONET layer. Put simply, this means that cables carrying data from a Gigabit Ethernet network will be able to plug directly into our DWDM equipment instead of first plugging into our SONET equipment and then being passed on to the DWDM machines for transmission over our fiber optic lines. This results in an infrastructure cost savings to us and an increase in reliability. We currently use DWDM equipment produced by Ciena and are testing other vendors’ equipment.

      Synchronous Optical Network. SONET is the North American standard for telecommunications transmission using optical fiber. It is an open, industry-wide standard to which manufacturers can design network products and by which carriers can plan their network development. One advantage of this is that different parts of a SONET network can use SONET transmission equipment from different vendors, which allows us to avoid being dependent on a single equipment vendor for our network, although we currently use primarily Nortel SONET equipment. SONET is also highly compatible with various data transmission technologies such as IP and ATM. This has allowed us to think past the current generation of networking products and to design our network to be upgradable and scalable. SONET allows us to create an infrastructure that supports new broad-bandwidth technologies and services and is end-to-end cost-effective.

      DWDM and SONET together provide a cost-effective method to quickly establish a high-bandwidth optical network taking advantage of the latest multiplexing technology. Anticipating the development of Gigabit Ethernet and other, even higher bandwidth technologies, we have used these technologies because of their compatibility and flexibility, allowing us to cost-efficiently improve our network when new technologies become available to us.

      Switched Ethernet Network. Ethernet is a protocol for data transmission which is commonly used on local area networks, or LANs, for connecting personal computers, printers, workstations, terminals, servers and other computing devices. It has been standardized internationally by the IEEE 802.3 standard, which is widely accepted around the world.

      It has been estimated that approximately 90% of office networks use Ethernet technology. Therefore, the use of Ethernet connection services is one of the most effective ways of connecting remote offices. However, because of incompatibilities among many existing transmission technologies, users often must employ a variety of expensive electronic devices that translate data and adjust traffic flows in order to transmit their LAN data over leased line, ATM or other services provided by incumbent carriers in non-Ethernet formats. With our Ethernet connection service, remote offices are interconnected through our backbone network without the need of any such additional equipment. This feature, often referred to as seamlessness, enables our customers to construct simpler networks with lower operational and capital costs.

Our Network Design and Infrastructure

      Our network is constructed by using:

•	Single-mode fiber optic cable, which allows for high-speed, high-quality transmission of data at lower prices than other types of fiber available. It is also well suited for Japan in terms of cost- performance and transmission quality as Japan has a smaller land area with shorter distances between major traffic hubs than other countries.

•	DWDM equipment, which allows transmitting multiple signals over each optical fiber.

•	SONET ring network, which provides high-speed and reliable point-to-point data transmission infrastructure. With the ring configuration of SONET equipment, signals at a specific point along a SONET network are automatically reversed and protected in the event of a network failure. We provide our high-speed backbone service using this SONET technology. Signals transmitted from SONET equipment are multiplexed using our DWDM equipment and then sent over an optical fiber.

•	Ethernet switching technology, which is a technology for switching Ethernet frames at a very quick rate. Ethernet switching uses similar technology as that used in packet switching for switching and transmitting Ethernet frames among multiple circuits. Packet-based networks transport digital information packaged as “packets” over circuits shared by multiple users. Newly developed equipment based on advanced communications standards enable transmission of voice and data over Ethernet more efficiently and at lower cost than with traditional circuit switched telephone networks.

      Efficient design. The design of our network is simpler than the design of traditional circuit-based telephony networks, which must switch voice and data traffic to different systems for transmission and may have other legacy equipment that must be integrated. In addition to being specifically designed for data communications, our network design eliminates specialized layers of equipment, making it a “flat” network with fewer machines manipulating the data signal at each point on the network. For example, a circuit switched telephone network, such as NTT’s, works well for voice traffic, but another network “layer”, using a separate and incompatible transmission technology, must be added in order to carry data traffic. This requires additional switches and routers to analyze, split and route the signal onto the proper network for transmission.

      Because we are a new carrier without legacy equipment, we have been able to take advantage of new technologies, such as DWDM and SONET, to rapidly design and deploy a network with fewer layers of equipment. This increases flexibility, which helps accelerate the development of new services. This simpler design of our network as compared to the networks of legacy carriers provides for the following advantages:

•	Lower costs. The elimination of unnecessary or redundant equipment reduces our initial investment, and our operating and maintenance expenses are reduced due to less complexity. The technologies we have selected are compatible with a variety of transmission protocols. We can therefore provide services to customers using different protocols for their networks without the need to invest in different kinds of equipment.

•	Faster development and delivery of services. Our initial backbone network was online in less than one year. A simple, flexible and scalable infrastructure allowed us to rapidly purchase, install and activate our transmission equipment. These same features allow us to quickly integrate new network infrastructure into our existing network and to upgrade and enhance our network with new technologies.

•	Broadband. Our network technology currently allows us to transmit at end-to-end rates of up to 600 Mbps, which we can upgrade to meet demand. By scaling our network appropriately based upon demand, we can limit capital expenditures and overhead to levels necessary for current services.

      Access points. Customers can directly access our network through any one of over 80 access points throughout Japan. This lets customers connect to our network with a minimum of additional lines or other infrastructure.

      Network management. We monitor our network 24 hours a day, seven days a week from our network operation center in Tokyo. At our network operation center, we provide network surveillance, troubleshooting and customer service.

Data Centers

      We are in the process of establishing data centers that will be connected through our fiber optic network. These data centers will serve as data traffic hubs and gateways where customers can directly access our advanced network services. Our current plan calls for six data centers to be built and put into operation during this calendar year. We are constructing these data centers in buildings leased under two-year or five-year renewable leases. All necessary building leases have been secured for these six data centers. These data centers will be located in Tokyo, Nagoya, Osaka, Sendai, Sapporo and Fukuoka and will provide us with data centers in most of the major metropolitan areas in Japan.

      Because of high demand for data centers in Tokyo and Osaka, we plan to build new data centers in these metropolitan areas for operation in 2001. However, our rollout schedule for data center facilities may be accelerated, delayed or otherwise adjusted to meet changing demands, which are currently difficult to predict. We will also start construction in early 2001 of a new data center that we will build and own in Saitama prefecture near Tokyo. This data center will have approximately 14,000 square meters of floor space, and we expect it to be operational in 2003. We are also exploring the long-term possibility of building other large data centers. We will only do this if we decide that there are appropriate market opportunities for such facilities and we have the resources available to build them.

      Our data centers are specifically designed for network equipment housing, application hosting, co-location services, high-capacity access to our network and other network services. At these data centers, we offer housing, operation and maintenance services that will allow us to provide equipment management solutions to our customers.

      These data centers have 24-hour-a-day, seven-day-a-week operations and security and will be equipped with uninterruptible power supplies and backup generators, seismic damage precautions, fire suppression equipment and other features to optimize our ability to offer high-quality services. Customers lease rack space for their own equipment.

      Below is our development plan for our first six data centers.

	Expected date	Approximate floor
	in service	space(m2)

Tokyo	March 2000	1,300 m2

Osaka	May 2000	700 m2

Sapporo	October 2000	600 m2

Sendai	October 2000	500 m2

Nagoya	October 2000	1,200 m2

Fukuoka	October 2000	1,300 m2

Our Customers

      We target large enterprise customers with our primary network services. The needs of these customers, and the services we believe will be beneficial to them, vary as follows:

•	Corporations and large organizations. We provide services for businesses needing high- capacity data transmission among multiple offices or locations. Our wide area Ethernet platform and our high-speed backbone services address this need. We market our dial-up port service to organizations that need network access from remote locations through telephone lines. Our data center facilities provide server and other network equipment housing options for businesses to move high-traffic applications to a secure environment directly linked to our network backbone.

•	ISPs. We provide our high-speed backbone service to ISPs, such as IIJ, which need a base network of trunk lines as a part of their core business offering of Internet connectivity. Our data center facilities will provide ISPs with access to our backbone network and give them a physical location where they place and work with networking equipment as part of their value-added service offerings. We also offer our dial-up port service to ISPs to provide them with more connectivity options for their customers.

•	Telecommunications carriers. Our high-speed backbone service provides a cost-effective means for telecommunications carriers, including foreign entrants to the Japanese market, to acquire nationwide broadband data transmission capacity. We will particularly target foreign carriers who wish to enter the Japanese market and seek a backbone network. We will also target wireless operators, whose own networks may be short of capacity or may be expensive to construct, to offer them the option of utilizing the capacity of our terrestrial backbone network. Telecommunications carriers also have high demands for data center facilities to house their large amounts of network equipment in secure locations and to connect directly to a backbone network.

•	Broadcasting and cable television companies. We target broadcasting companies with our high-speed backbone service as a means of transmitting digital broadcast signals. Moreover, these companies often have nationwide offices and require their own networks for the broadband transmission of programming content and other data among their production centers, studios and other offices. We market our wide area Ethernet platform service and high-speed backbone service to address this need. We similarly target these companies with our data center facilities, as they often have the need for large-scale off-site storage and management of data.

•	Large-scale data and digital content service providers. Our data center facilities will provide direct high-bandwidth connections to our backbone network, which the service providers can use to cost-effectively transmit large amounts of digital content. Our data center facilities will also offer content providers the large amounts of rack space they need to house banks of servers and other equipment necessary to supply high volumes of digital content over the Internet or private networks.

•	E-commerce businesses. We target large businesses involved in Internet commerce with our wide area Ethernet platform service, which, for instance, they can use to connect warehousing operations with customer order centers and other sales and management offices which may be geographically separated. All e-businesses, even those with only a single office, can use our data center facilities to support their networks. We will market our data center facilities to e-businesses in conjunction with systems integrators and application service providers, including IIJ group companies, to offer design and hosting of web pages, software application support and other value-added services that they can provide.

      For the year ended March 31, 2000, only 7.6% of our revenues were from third-party customers. However, we have increased the number of our third-party customers in the first part of the current fiscal year. As of June 30, 2000, we had:

•	13 third-party customers for our wide area Ethernet platform services, and

•	23 third-party customers for our high-speed backbone services.

      The size of contracts varies greatly among our target customers. An ISP, whose core service offering is Internet connectivity, has a high demand for backbone capacity and related connectivity services, such as dial-up port services and data center services. As a result, contracts with ISPs can be very large. Individual corporate contracts will vary with the size of the company, the number of their offices, their bandwidth requirements and many other factors.

  Case studies — Crosswave’s wide area Ethernet platform service in practice

      Nikkei Communications, a leading magazine in Japan which focuses on the telecommunications industry, featured the following examples of our services. While these customers individually are not material to our revenues, we believe these examples are representative of innovative services we are offering to meet the needs of one major type of our target customers: companies reorganizing their internal data communication infrastructure by replacing low bandwidth, point-to-point networks with our wide area Ethernet platform service. Our wide area Ethernet services were introduced beginning in November 1999 and in the year ended March 31, 2000, this service accounted for approximately 2.5% of our revenues.

      Fuji Film — Compatibility over a wide area. Fuji Film had been seeking a networking solution that would allow them to implement a more scalable and cost-effective corporate backbone network that would remain compatible with all of its networks in its nationwide offices. Fuji Film used IP as its base network protocol, but maintained a number of other LANs running on Apple Talk, DECnet and other protocols. Our wide area Ethernet platform service was the only available choice for Fuji Film to implement all of its needs. It allowed Fuji Film to layer all of its inter-office communications previously run through multiple network protocols onto a single Ethernet platform and achieve bandwidth and cost benefits from our service.

      Sammy — Introduction of high-speed and simplified network structure. Sammy, a manufacturer of gaming machines such as slot machines and pachinko machines, implemented our wide area Ethernet platform service in order to reconstruct its intra-company network. Before the introduction of our service, Sammy processed sales, production and accounting information with a server located at its headquarters. Sammy connected its branches to the server using a network built on the traditional point-to-point model, with the central server acting as a traffic hub. Sammy’s business expanded rapidly, and its network began to suffer from severe connection and transmission delays. Sammy decided to use our wide area Ethernet platform service to support a high-speed network with a simpler structure that increased the efficiency of its business processes such as sharing files within the company. Sammy increased its network bandwidth by 12 times while its data communication cost increased by only two times. Moreover, because our service provides a seamless Ethernet platform, Sammy also succeeded in reducing the cost of its network operation and maintenance by eliminating routers and other equipment previously required in its branches.

Our Relationship with the IIJ Group

      IIJ is our largest and most important customer. We were founded, in part, to serve as the backbone network for the IIJ group companies. Nearly every aspect of our business draws revenue from IIJ and IIJ group companies. IIJ is an ISP, so its business depends on having a reliable, cost-effective, high-capacity backbone network for its Internet services. As IIJ’s customer base for its basic Internet connectivity services grows, this will create demand from IIJ for more capacity on our network. Many of IIJ’s customers, especially individual and residential customers, seek Internet connectivity over standard phone lines through modems. IIJ utilizes our dial-up port service to provide dial-up Internet access to its customers. As IIJ’s dial-up access customers grow, so will its demand for our dial-up port service.

      IIJ and many of the IIJ group companies are also value-added network service providers. They enhance basic networks by providing consulting services, maintenance and care of networks, Internet web page design, web page hosting on servers and many other services that leverage a network. Our wide area Ethernet platform service and data center facilities integrate well with these value-added services by providing the basic network infrastructure and physical facilities needed by IIJ and IIJ group companies to develop and offer these services.

      We work with IIJ to help develop and enhance such services. We and IIJ work together to market these services in two main ways. First, IIJ markets network solutions incorporating our network infrastructure. When customers subscribe to IIJ’s services, IIJ becomes our customer insofar as those services require our services. Second, IIJ acts as a sales agent for us, referring its customers to us for non-Internet services under an annually renewable sales cooperation agreement with IIJ. Under this agreement, we pay IIJ a sales commission of between 5 and 20% of the monthly basic line fee for our high-speed backbone services and wide area Ethernet platform services that IIJ sells.

      We have annually renewable agreements with IIJ to outsource back-office and administrative services, assistance with network planning and service development, public relations and advertisement, and similar services. Netcare, an affiliate of IIJ, provides network monitoring and support services to us under an agreement we have with them. We also have entered into arrangements with IIJ for the secondment of employees to us as discussed in “Employees” below.

      We have entered into an agreement with IIJ to provide IIJ with a 155 mbps leased line between Japan and the U.S. on a trial basis beginning July 2000 at a fee of ¥20 million per month. We also have agreements with IIJ to provide IIJ with use of our dial-up access port services for a fee based on the number of ports used and to lease racks in our data centers at a fixed amount per rack. We believe that the payment terms for these services are set at fair market value based on market pricing.

      Information on purchases of equipment from IIJ and its affiliates and aggregate payments under the agreements discussed above is provided in the section “Related Party Transactions” found later in this prospectus.

Sales and Marketing

      We are introducing services new to the Japanese market so our marketing strategy focuses on educating potential customers about the benefits of our services.

      We use direct sales methods to target ISPs, carriers, broadcasting companies and content providers, as these large enterprise customers are fewer in number but can become very large customers generating significant revenues for us. We also use sales agents, including large vendors and systems integrators, who work on a commission basis, to expand our marketing reach. These sales agents allow us to efficiently increase our corporate sales by providing us business opportunities without our having to hire and manage a large sales staff directly.

      Many of IIJ’s customers will also, directly and indirectly, be our customers. IIJ is an ISP and value-added network solution provider. IIJ originally created us, in part, so that we could provide the high-speed backbone it needed for the provision of its own services to customers. As IIJ’s customers grow, IIJ’s demand for our high-speed backbone and data center facility services will also grow. Furthermore, because IIJ acts as our sales agent for non-Internet services, direct demand for our services through IIJ will grow as well. We are also actively educating other major systems integrators in Japan as to the availability of our services as components of the network solutions they design for end users.

      We have held numerous presentations to system integrators and other vendors of network services regarding data communication systems for their clients. We hope to gain these large service providers and their customers as our own customers through such presentations. In addition, we work with various publishing companies to help write articles and stories about us, or we submit our own press materials. This method of publicity has generated numerous positive stories on us, and we will continue to market ourselves in this fashion.

      We use a novel, service-oriented sales strategy to secure customers. Our sales team features specialized sales personnel with engineering backgrounds that we call “sales engineers”. We currently have 17 sales people in our sales and marketing department, of which seven are sales engineers. We anticipate our sales staff to grow to approximately 30 sales people, of which more than 10 will be sales engineers, by March 31, 2001. These sales engineers work together with our network engineers to design and market services to our target customers. We believe that the attention and expertise of our sales engineers and other personnel throughout this development process give us an advantage in gaining the trust of customers by making them feel comfortable that we can provide them with the best solutions for their data transmission needs.

Competition

      The market for broadband data communication, although competitive, is not as well developed in Japan as it is in the United States. We are also one of the few carriers in Japan using DWDM and SONET technology.

      Our major current competitor is NTT, including its affiliated companies, which has advanced wavelength division multiplexing technology and a nationwide network of optical fiber. Additionally, we expect to compete with other existing telecommunications carriers, including Japan Telecom and KDD, many of which have announced plans to increase their data transmission capacities through next-generation networks. Some of our competitors have recently announced wide area platform and other services to compete with our innovative service offerings.

      We have competitive advantages in broadband data communication services over legacy carriers such as NTT and foreign carriers newly entering the market. Unlike incumbent carriers, we are not burdened by the depreciation of legacy assets, such as voice transmission equipment, or the need to integrate such systems into future network development plans. We are constructing a network infrastructure that we believe is the most suitable for providing our cost-efficient broadband data transmission services, without the need to worry about integrating legacy systems.

      KDD is also a competitor as it also has a nationwide network of optical fiber that is not the subject of KDD’s contract with us. Some other carriers are also applying to the Ministry of Construction for use of the conduits being installed along national roadways.

      In our data center business, we expect competition from a variety of sources including NTT, KDD, Exodus Communications, Above Net, Global Crossing and their affiliated companies.

Research and Development

      We have no major undertakings with respect to research and development. Most of our research and development efforts are conducted jointly with IIJ and directed at developing new services. These joint undertakings include our own staff, some of whom are concurrently employed by IIJ, as well as staff provided to us by IIJ. We rely heavily on IIJ’s accumulated customer knowledge and market expertise.

      A second primary function of our research and development efforts is to evaluate equipment that will be used on our network. Our engineers work directly with vendors to design, evaluate and alter, as necessary, equipment for use on our network.

      Costs related to research and development are borne by us, though we do not incur significant research and development expenses for these activities. Essentially, our only expenses are salary expenses for research and development personnel. We bear the expenses of IIJ’s research personnel in proportion to time spent on these activities as well as the cost of our own research and development staff. We do not expect these activities to produce material intellectual property rights but would expect to allocate any rights on a case-by-case basis in proportion to the relative contributions of each party.

Intellectual Property

      We believe that our success is more dependent upon the quality of our network and our technical, marketing and customer service expertise than our proprietary rights. However, we rely on a combination of trademark and contractual restrictions to establish and protect our intellectual property. We license a large amount of computer software and some of our network equipment under standard form licenses. However, we currently are not licensing any material technology from third parties nor do we license any of our technology to third parties out of the ordinary course of our business. We have applied for trademark registrations of our corporate name “Crosswave Communications Inc.” and certain other corporate and product names in Japan and the United States. Currently, there are eight applications pending, one of which has been completed.

Employees

      As of May 2000, we had 72 employees plus our six directors and three statutory auditors, for a total of 81.

      It is common in Japan for start-up companies to use employees seconded from affiliates. We believe we have benefitted during our initial period of operations from the availability of employees seconded from our three shareholders and other Japanese institutions with which we have relationships. Seconded employees are transferred to work full-time for us on an indefinite basis and we reimburse the seconding company based on scheduled rates agreed with the seconding company. Our management does not distinguish between these seconded employees and direct employees at the operational level. As of May 2000, approximately one-quarter of our employees were secondees, including 5 from IIJ, 4 from Sony and 3 from Toyota. It is possible that some of these employees will become our direct employees in the future, as has happened with 29 of our secondee employees as of March 31, 2000, but there is no fixed schedule for such action. We expect the percentage of secondees in our work force to drop quickly as substantially all new hires are direct employees.

      Additionally, approximately 10 IIJ employees spend some portion of their time working for us. IIJ pays these employees. We reimburse IIJ for the time these employees spend working for us based on scheduled rates agreed to with IIJ.

      Our employees are not unionized. We consider our level of remuneration, non-wage benefits, working conditions and other allowances to be generally competitive with those offered in Japan by telecommunications companies. In connection with this initial public offering, we will establish a stock option plan which we believe will help us attract and retain key employees.

Legal Proceedings

      We are not a party to any material legal proceedings. To our knowledge, there is no threat of any such proceeding.

Enforceability of Certain Civil Liabilities

      We are a limited liability, joint-stock company incorporated under the laws of Japan. All of our directors and executive officers reside in Japan. Substantially all of our assets and the assets of these persons are located outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. In general, the enforceability in Japanese courts of final and binding judgments of U.S. courts obtained will depend on a variety of factors. These include whether:

•	the U.S. court had jurisdiction in accordance with Japanese law, ordinances and treaties;

•	the losing defendant received service of process properly (public notice is not appropriate for this purpose) or responded to the action before the U.S. court;

•	the contents of the judgment and the court procedure did not violate Japanese public order or standards of decency; and

•	there exists reciprocity as to recognition of a final judgment obtained in a Japanese court by the U.S. court.

We have been advised by our Japanese counsel, Asahi Law Offices, that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

REGULATION OF THE TELECOMMUNICATIONS INDUSTRY IN JAPAN

      The Ministry of Posts and Telecommunications regulates the Japanese telecommunications industry. Type I, including us, and Type II Carriers are regulated by the MPT primarily under the Telecommunications Business Law.

The Telecommunications Business Law

      The Telecommunications Business Law, or TBL, which became effective in 1985, authorizes the MPT to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Type I Carriers include NTT Communications, NTT East, NTT West, KDD, Japan Telecom and other new common carriers, including us, as well as cellular or other mobile operators. Type I Carriers provide telecommunications services by establishing their own telecommunications circuit facilities. Type II Carriers are telecommunications carriers other than Type I Carriers. Type II Carriers may engage in the businesses of telecommunications circuit resale and the provision of Internet services. Type II Carriers provide telecommunications services to customers by using the telecommunications facilities of Type I Carriers, typically NTT East and NTT West. Thus, Type II Carriers can potentially be our customers.

      Historically, the MPT required Type I Carriers to own the telecommunication circuit facilities they used to provide telecommunications services. As a result of deregulation, however, the MPT modified this requirement in 1997. Type I Carriers may now lease telecommunications circuit facilities on a long-term basis and under stable conditions from the owner of the facilities. The MPT refers to such a lease as an indefeasible right of use, or IRU. This modification in the regulations allowed us, by virtue of our IRU agreement with KDD, to obtain a Type I Carrier license. In December 1999, the MPT released its “Guidelines for Network Establishment” according to which, in order to qualify as an IRU, the following requirements must be satisfied:

•	the agreement may not be unilaterally terminable by the owner of the facilities;

•	a reasonable use fee for the whole term of the agreement is determined;

•	the owner may not have granted any security interest in the facilities to any third-party; and

•	the agreement is a long-term agreement (not less than ten years).

      Type II Carriers are not allowed, in principle, to provide telecommunications services through their own telecommunication circuit facilities. Therefore, if a carrier wishes to provide telecommunications services through its own circuit facilities, the carrier must receive a Type I permission under the TBL. A telecommunications carrier cannot simultaneously hold a Type I permission and a Type II license except in limited circumstances where there are two independent networks (such as a Type I license for a domestic network and a special Type II license for an international network). However, a carrier of one type is permitted to own a carrier of the other type. In December 1999, the MPT announced that it would begin relaxing these restrictions sometime in the year 2000 or thereafter.

      Effective November 1, 1998, the TBL was revised to provide that even Type II Carriers could own telecommunications facilities if such facilities are connected to one specific customer. In addition, Type I Carriers and Type II Carriers may offer the same kinds and categories of services and therefore may be competitors. As of March 1, 2000, there were 252 Type I Carriers and 7,522 Type II Carriers.

      The following table summarizes some of the major regulatory requirements applicable to Type I and Type II Carriers:

	Type I Carriers	Type II Carriers

		Special Type II	General Type II

Government Regulation:
a. Start-up of services	Permission from MPT required	Registration with MPT required	Notification to MPT required
b. Rates and charges	Notification* to MPT required	Notification to MPT required	Unregulated
c. Share acquisition by foreign investors	Unregulated**	Unregulated	Unregulated

*	NTT East and NTT West are required to receive MPT approval for their interconnection charges.

**	Prior notification is required under the Foreign Exchange and Foreign Trade Law. This is not applicable to purchasers of ADRs. A 20% foreign ownership restriction is applicable only to NTT.

Regulation of Type I Carriers

      The following regulations apply to us as a Type I Carrier.

      Application for permission from the MPT. A Type I Carrier must obtain permission from the MPT before commencing a Type I business by submitting an application to the MPT. The application must set forth, among other things, the categories of service, descriptions of the services, service areas and telecommunications facilities. If any of the items included in the application is to be changed, the Type I Carrier must obtain prior permission from the MPT.

      The categories of services that a Type I Carrier may engage in are as follows:

•	Voice transmission — defined as telecommunications services other than data transmission services using telecommunication facilities that have switching and transmission functions principally for voice and other sounds.

•	Data transmission — defined as telecommunications services solely for communications using telecommunication facilities that have switching and transmission functions for data and video images.

•	Leased circuits — defined as telecommunications services that allow exclusive use of telecommunications facilities to a specified person.

      Our IRU agreement with KDD is for data transmission services. The IRU agreement states that we will not engage in the voice transmission services using circuit switching, and that we will first discuss with KDD before engaging in the voice transmission services as defined in the TBL using its dark fiber. We have no intention to engage in the voice transmission services through circuit switching, as this is an outdated technology. We may, however, seek to engage in the voice services or the transmission of voice, such as voice over IP, in a manner consistent with the provisions in the IRU agreement, if an opportunity that we view as potentially profitable arises in the future.

      Obligation to provide services. Type I Carriers must not, without due reason, refuse to provide telecommunications services within their service areas.

      Terms and conditions for the provision of services. Type I Carriers must establish standard terms and conditions for the provision of telecommunications services that they offer. The terms and conditions, and any amendments to them, are subject to MPT approval. Type I Carriers are prohibited from providing telecommunications services other than pursuant to the terms and conditions approved by the MPT, except for agreements setting forth different terms and conditions for which MPT approval is separately required and obtained. Prior to formally establishing the terms and conditions of services they offer, a Type I Carrier may offer trial services but only to a limited number of subscribers and for a limited period of time. We are currently offering our dial-up port service pursuant to this exception. We have applied for formal approval for the terms and conditions of this service and we do not anticipate having any problems obtaining the MPT’s approval.

      Tariff regulation. Type I Carriers must establish tariffs for the telecommunications services that they offer. Since November 1, 1998, tariffs may be established and changed simply by prior notification to the MPT with no approval necessary. Prior to November 1, 1998, tariffs had to be approved by the MPT before they took effect. The MPT may still order a change to the tariffs if it determines that the tariffs are unfair and unreasonable, are not calculated according to a properly and clearly stipulated method or include any provision that unfairly discriminates against any person.

      Type I Carriers are prohibited from providing their telecommunications services other than pursuant to the tariffs notified to the MPT, except for the limited trial services discussed above. Thus, Type I Carriers are not able to negotiate their tariffs with customers.

      Interconnection regulation. The TBL requires that every Type I Carrier must agree to the request of other telecommunications carriers to access its network through interconnection, subject to limited exceptions. Interconnection tariffs, terms and conditions are subject to special regulation by the MPT.

      NTT East and NTT West, which are designated by the MPT as dominant Type I Carriers, must submit each interconnection tariff and conditions of interconnection to the MPT for approval. The MPT will issue approval only if it determines that such tariffs and terms are fair and reasonable considering the appropriate allocation of income received and costs incurred relating to interconnections under efficient management. Additionally, the terms must not be disadvantageous as compared to the terms and conditions that NTT East or NTT West would impose to connect its own telecommunications facilities. Further, the tariffs and terms must not include any provisions that unfairly discriminate against any telecommunications carrier.

      In the case of other Type I Carriers like us (i.e., those not designated as a dominant Type I Carrier) who enter into interconnection agreements with other Type I Carriers or special Type II Carriers, the interconnection tariffs, terms and conditions may be set by negotiation and agreement. Such interconnection rates and terms, however, are also subject to MPT approval which has set forth the general criteria for approval. This criteria requires, primarily, that the amount of the interconnection fee be fair and reasonable in consideration of the costs, the conditions imposed on the interconnecting party not be unjust, and the agreement not unfairly discriminate against the interconnecting party when compared with other agreements entered into by the Type I Carrier. However, if a Type I Carrier has established a set of standard terms and conditions of interconnection which have been approved by the MPT, only prior notification is required to enter into interconnection agreements.

      Revocation of permit. A permit may be revoked by the MPT if a Type I Carrier (1) has failed to commence its telecommunications business within the time period designated by the MPT, (2) violates telecommunications laws and regulations so as to impair the public interest, (3) if it or any director has been sentenced to a fine or any more severe penalty under the telecommunications laws within the past two years or (4) employs a director who has been sentenced to a fine or more severe penalty or who has had had a license revoked within the past two years.

      Withdrawal from Type I Carrier business. If a Type I Carrier intends to abolish or dissolve its business, the Type I Carrier must obtain MPT Approval. A business transfer of the going-concern or a merger of a Type I Carrier is also subject to MPT prior approval.

Technical standards for Type I Carriers

      After obtaining permission and prior to the commencement of its telecommunications business, a Type I Carrier must obtain a confirmation from the MPT that its telecommunications facilities conform to the technical conditions referred to in the TBL. In addition, Type I Carriers must maintain their telecommunications facilities in conformity with the technical standards provided in the applicable ordinances of the MPT. If the MPT determines that the telecommunications facilities fail to meet the technical standards, the MPT may order the Type I Carrier to improve, repair or limit the use of its telecommunications facilities. The technical standards are specified to avoid damage or failure of, or interference to, telecommunications facilities, to maintain the quality of the telecommunications service, to maintain secrecy of communications and to clarify the demarcation of responsibilities between the telecommunications facilities of telecommunications carriers.

      In addition, Type I Carriers must establish their own administrative rules in accordance with MPT ordinances in order to secure the reliable and stable provision of telecommunications services. These administrative rules must regulate the operation and manipulation of telecommunications facilities and the safeguarding, inspection and testing regarding the construction, maintenance and administration of telecommunications facilities, etc. Such administrative rules must be submitted to the MPT prior to the commencement of operations, and changes must be submitted to the MPT after they are implemented without delay.

MANAGEMENT

Directors, Executive Officers and Statutory Auditors

      The following table sets forth information about our directors, executive officers and statutory auditors as of June 2000.

Name	Age	Position

Koichi Suzuki	53	President and Representative Director
Akio Onishi	41	Chief Executive Officer and Representative Director
Yasuharu Fushimi	49	Chief Financial Officer, Chief Accounting Officer and Representative Director
Takehisa Hayashi	56	Chief Marketing Officer and Director
Senji Yamamoto	54	Director
Masamitsu Tao	52	Director
Toshiya Asaba	38	Chief Technology Officer
Atsumi Kamano	54	Executive Officer
Nobutaka Hirabayashi	40	Executive Officer
Hisao Inaba	48	Executive Officer
Hiromichi Koike	57	Standing Statutory Auditor
Masako Tanaka	42	Statutory Auditor
Masaru Kawai	47	Statutory Auditor

      We have designated a President, Chief Executive Officer, Chief Financial and Chief Accounting Officer, Chief Marketing Officer, Chief Technology Officer and Executive Officers. Under the Regulations of the Board of Directors, the Chief Executive Officer, the Chief Financial and Chief Accounting Officer, the Chief Marketing Officer, the Chief Technology Officer and the Executive Officers are charged with the responsibilities of our day to day operations.

      Koichi Suzuki has been the President and Representative Director of Crosswave since October 1998. He also has been the President and Representative Director of IIJ since April 1994 and has over 20 years of experience in the computer and communication industry. From December 1992 to April 1994, Mr. Suzuki was a Director of IIJ. In addition, Mr. Suzuki is the Representative Director of IIJ America, IIJ Media Communications, IIJ Technology, Internet Multifeed, NetCare, Asia Internet Holding, Asia Internet Holding Taiwan and AIH Korea. He also serves as a Director of atom, Xing Technology Japan and Monex, Inc. Prior to joining IIJ, Mr. Suzuki was employed at Japan Management Association where he served as general manager.

      Akio Onishi has been the Chief Executive Officer and Representative Director of Crosswave since May 2000. Prior to that, Mr. Onishi had been a Director of Crosswave since June 1999. He was the Chief Strategic Offer of IIJ from May 1999 until June 2000 and has been a Director of IIJ since June 1998. Mr. Onishi joined IIJ in April 1997. Mr. Onishi is also a Director of Internet Multifeed, NetCare and DLJdirect SFG Securities Inc. Prior to joining IIJ, Mr. Onishi worked at the Organization for Economic Cooperation and Development from February 1995 to April 1997, at McKinsey & Company Inc. Japan as a consultant from October 1989 to February 1995, and at the Ministry of International Trade and Industry of Japan from April 1982 to August 1989.

      Yasuharu Fushimi has been the Chief Financial Officer, Chief Accounting Officer and Representative Director of Crosswave since May 2000. Prior to that, Mr. Fushimi had served as an advisor to Crosswave since July 1999. He has also been the President of IIJ America since November 1999. He was with the Ministry of Finance from April 1974 until 1999 where he was the director of the Ministry of Finance Taxation Division from June 1995.

      Takehisa Hayashi has served as Chief Marketing Officer and Director of Crosswave since May 2000. Prior to that, Mr. Hayashi had served as an Executive Director of Crosswave since August 1999. Prior to joining Crosswave, Mr. Hayashi served in numerous managerial positions with International Digital Communications, which he joined in June 1990, and was most recently the Executive Director for the Sales Department of International Digital Communications. Mr. Hayashi worked at Nippon Steel from April 1967 to June 1990.

      Senji Yamamoto has been a Director of Crosswave since October 1998. From November 1995 to December 1997, Mr. Yamamoto was the Director of Sony Communication Network where he has been the President and Representative Director since January 1998. Mr. Yamamoto has been with Sony since April 1970.

      Masamitsu Tao has served as a Director of Crosswave since June 2000. He has been Manager of the Information Technology Planning Department of Toyota since January 2000. He has been with Toyota since April 1972.

      Toshiya Asaba has been the Chief Technology Officer of Crosswave since May 2000. Prior to that, Mr. Asaba had served as a Director of Crosswave since June 1999. He has also served as a Director and Co-chief Technology Officer of IIJ since May 1999. From 1995 to June 1999, Mr. Asaba was General Manager, Network Engineering Division. Mr. Asaba is also a Director of Asia Internet Holding, Asia Internet Holding Taiwan, IIJ America and Internet Multifeed. Mr. Asaba joined IIJ in 1992. Mr. Asaba had ten years of Internet experience through three years of Internet-related research and seven years of Internet backbone engineering, including network design, routing and traffic management.

      Atsumi Kamano has served as an Executive Officer of Crosswave since May 2000. Prior to that, Mr. Kamano had been a Director of Crosswave since October 1998. He also had been serving as the Chairman of the Board of Examiners for Toyota Automobile Rental/ Lease Department since January 1997. Mr. Kamano has been with Toyota since April 1969.

      Nobutaka Hirabayashi has served as an Executive Officer of Crosswave since May 2000. Prior to that, Mr. Hirabayashi had been a General Manager of Public Relations and a Deputy General Manager of Corporate Planning Division since February 1999. He had been serving as a Manager of Sony Communication Network from May 1996. Mr. Hirabayashi has been with Sony since April 1983.

      Hisao Inaba has served as an Executive Officer of Crosswave since June 2000. Mr. Inaba has been a General Manager of our Network Operating Division since January 2000. Mr. Inaba joined IIJ in October 1999. Prior to that, he worked at KDD.

      Hiromichi Koike has served as a Standing Statutory Auditor of Crosswave since June 1999. He became the President of Kansai Digital Phone in June 1998 to where he was transferred from Toyota in January 1997. From April 1966 to December 1994, he had been with Toyota.

      Masako Tanaka has served as a Statutory Auditor of Crosswave since October 1998. She has been with IIJ since December 1992. She also worked for Itochu and Japan Applied Research prior to joining IIJ.

      Masaru Kawai has served as a Statutory Auditor of Crosswave since June 1999. He has been working for Sony since April 1975 and now is in its International Finance Division.

Special Resolution of Board of Directors

      Our Articles of Incorporation and Regulations of the Board of Directors provide that the following matters shall be approved by the two-thirds’ affirmative vote of Directors present at the meeting of the Board of Directors at which a majority of all Directors are present:

•	Approvals and amendments of the business plan, including the basic policy of the management, budget, investment plan, contents of actual business, commencement of new business areas and application or withdrawal of important licenses;

•	Approvals and amendments of the business plan and the budget of each fiscal year;

•	Issuance of new shares, convertible bonds and warrant bonds; and

•	Amendments of the Regulations of the Board of Directors.

Compensation of Executive Officers and Directors

      For the year ended March 31, 2000, the aggregate compensation paid by Crosswave to all of its executive officers and directors was approximately ¥58 million. We do not provide pension, retirement or similar benefits for our officers and directors.

Stock Option Plans

      We currently have no stock options or warrant options outstanding. We will amend our Articles of Incorporation to allow for a stock option plan to be established for directors and employees. We can, from time to time, grant warrant options to directors or employees if we obtain approval by special resolution of a shareholders’ meeting. We will establish a stock option plan in connection with this offering. We expect that the stock option plan, which is subject to final approval of our shareholders by shareholders’ resolution, will be for less than 1% of the shares to be outstanding after this initial public offering. The options will be granted to certain directors and employees on the date of the pricing of this offering and the exercise price will be the initial public offering price set forth on the cover of this prospectus.

RELATED PARTY TRANSACTIONS

Transactions between us and our directors, officers, statutory auditors or companies with whom they have a relationship

      Since our incorporation, there have been no transactions between us and any of our directors, officers, statutory auditors or with any companies with which any of the above have a relationship, except for transactions with our principal shareholders as discussed immediately below.

Transactions between us and our principal shareholders

      In total, the amount of our revenues from IIJ, its subsidiaries and affiliates since our inception through March 31, 2000, is approximately ¥199.9 million.

      In fiscal year 1998, we paid ¥1,080.1 million to IIJ for network equipment. Additionally, we paid IIJ ¥2.2 million for rental space and an additional ¥1.9 million to Asia Internet Holding, an affiliate of IIJ. We also paid an outsource fee of ¥0.94 million to atom, an affiliate of IIJ. Additionally, the company paid ¥0.29 million to IIJ and ¥0.24 million to IIJ Media Communications, an IIJ subsidiary, for other services rendered.

      In fiscal year 1998, we paid Intervision Inc., a subsidiary of Sony, a total of ¥17.5 million, of which ¥6.5 million was for promotion and advertising, ¥10.1 million was an outsourcing fee, and ¥0.84 million was for other services.

      Since April 1, 1999, we have received approximately ¥193.2 million in revenues from services that we offer to IIJ and ¥6.7 million in revenues for services that we offer to IIJ Technology. We have paid approximately ¥1,373.6 million to IIJ for network equipment that we have purchased from IIJ, and paid to IIJ Technology ¥5.1 million for software that we have purchased. We have also paid IIJ approximately ¥13.4 million in rental fees for the use of office space from IIJ, ¥13.3 million for various access services provided to us by IIJ and a subsidiary of IIJ, NetCare, and an additional ¥16.8 million for various other services provided to us by IIJ and IIJ group company members. We believe that all services provided to and paid for by IIJ and IIJ Technology, all purchases of equipment from IIJ and all payments for services and office space from IIJ and IIJ group companies by us have been done at fair value based on market pricing.

      Since April 1, 1999, we have received approximately ¥12.6 million in revenues for services provided to Sonet, a subsidiary of Sony. We have paid approximately ¥317.9 million for advertising and promotion to Intervision, a subsidiary of Sony, and an additional ¥1.3 million for other services from Intervision. We believe that these transactions have been done at fair value based on market pricing.

      Since April 1, 1999, we have received approximately ¥1.7 million of revenues from Toyota for services that we provide Toyota and paid to them ¥0.2 million for space in which we locate some of our FWA equipment. We believe that these transactions have been done at fair value based on market pricing.

      In fiscal 1999 we had a number of employees that were assigned or seconded to us from our major shareholders. For these employees we paid approximately ¥172.5 million to IIJ, ¥27.7 million to Sony and ¥30.3 million to Toyota and an affiliate of Toyota. We also paid to IIJ and its subsidiary, NetCare, approximately ¥128.8 million for services we outsourced to them and we paid ¥10.5 million to a subsidiary of Sony for services outsourced to it.

PRINCIPAL SHAREHOLDERS

      The following table sets forth information known to us with respect to the ownership of our common stock by our three shareholders as of June 30, 2000, and as adjusted to reflect both the private placement of shares to IIJ and the sale of ADSs offered hereby, assuming no exercise of the underwriters’ over-allotment option. To our knowledge, no directors, executive officers or any other persons other than the three shareholders listed in the following table own common stock of Crosswave as of June 30, 2000.

	Shares of Common		Shares of Common
	Stock Owned Before		Stock to be Owned
	the Offering		After the Offering

Name of Owner	Number	Percentage	Number	Percentage

Internet Initiative Japan Inc.	160,000	40%	175,000	34.9%

Sony Corporation	120,000	30%	120,000	23.9%

Toyota Motor Corporation	120,000	30%	120,000	23.9%

      The three shareholders entered into a shareholders agreement on May 11, 2000 which will extend for three years from the date of this offering. The agreement provides that IIJ, Sony and Toyota will nominate two, one and one board of director members, respectively, and that they will each vote their shares in favor of each others’ nominees when they are up for election at the shareholders’ meetings. Additionally, the parties agreed to grant rights of first refusal that may be exercised when one of the parties wishes to dispose of its shares in transactions other than through the facilities of the Nasdaq National Market. In addition, if IIJ desires to dispose of its shares so that its shareholding ratio would become equal to or less than the higher of Sony or Toyota, IIJ must obtain the prior consents of Sony and Toyota.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock is a summary of the material information concerning our shares. For additional information, you should read our Articles of Incorporation and Share Handling Regulations, which are included as exhibits to the Registration Statement of which this prospectus forms a part. Additional information is also contained in the Commercial Code of Japan, but not all of that information is summarized here.

General

      Our shares are not listed on any Japanese stock exchange or traded on the over-the-counter market in Japan.

      At present, our authorized share capital is 600,000 shares, par value ¥50,000 per share, of which 400,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Commercial Code, transfer of shares is made by delivery of share certificates. However, in order for a shareholder to assert rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi Trust and Banking Corporation, which is the transfer agent for our shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and provide related services.

Dividends

      We have never declared or paid any cash dividends on our capital stock. We currently do not expect to pay any cash dividends for the foreseeable future. If we pay annual cash dividends, they would be distributed in cash on a pro rata basis to shareholders of record as at March 31 in each year, following approval by a resolution of an ordinary general meeting of shareholders. In addition to annual dividends, we may also pay interim dividends in cash from our retained earnings to shareholders of record as at September 30 in each year by a resolution of our Board of Directors. Our Articles of Incorporation provide that we shall be relieved of our obligation to pay any annual dividends or interim dividends unclaimed for three years after the date on which they first become payable.

      The Commercial Code provides that we may not make any distribution of profits by way of annual cash dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings, including any payment by way of annual dividend and bonuses to directors and statutory auditors, until our legal reserve is at least one-quarter of our stated capital. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

•	our stated capital;

•	our additional paid-in capital;

•	our accumulated legal reserve;

•	the legal reserve to be set aside for the dividends concerned and proposed payment by way of appropriation of retained earnings; and

•	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts listed above, other than our stated capital.

      In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of our accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital and the aggregate purchase price of shares determined by a resolution of an ordinary general meeting of shareholders authorizing us to acquire our shares pursuant to the amendments to the Commercial Code mentioned below. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts listed above.

      If we have on our balance sheet a number of shares acquired for the purpose of transferring these shares to our directors or employees but these shares are yet to be transferred, the book value of these shares shall be deducted from the amount available for payment of annual dividends and interim dividends.

      In Japan, the “ex-dividend” date and the record date for any dividends come before the date the issuer decides the amount of the dividends to be paid.

      For information on Japanese taxes on dividends, please refer to the section “Tax Considerations — Japanese Taxation”.

Capital and Reserves

      When we issue new shares, the entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as additional paid-in capital, provided that the remainder is not less than the total par value of the new shares being issued. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by resolution of our Board of Directors. We may also transfer the whole or any part of retained earnings which are distributable as annual dividends or interim dividends to stated capital by resolution of any ordinary general meeting of shareholders.

Stock Splits

      We may at any time split our shares in issue into a greater number of shares by resolution of the Board of Directors if:

•	the total par value of the shares in issue after the stock split does not exceed the stated capital; and

•	our net assets divided by the number of the shares in issue after the stock split is at least ¥50,000.

      Generally, unless a stock split involves a change in the par value of the shares, shareholders will not be required to surrender share certificates for exchange, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. If exchange of share certificates is not required, we must give public notice of the stock split, specifying a record date, not less than two weeks prior to such record date. In addition, promptly after the stock split takes effect, we must give notice to each shareholder of the number of shares to be issued to the shareholder by virtue of the stock split. If exchange of share certificates is required, we must give public notice in addition, to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to us for exchange.

      For information on the treatment under Japanese tax law of a stock split, please refer to the section “Tax Considerations — Japanese Taxation”.

General Meeting of Shareholders

      The ordinary general meeting of our shareholders is held within three months from the last day of each fiscal year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. We must give notice of a shareholders’ meeting stating the place, the time and the agenda of the meeting at least two weeks prior to the date set for the meeting. We must send the notice to each shareholder having voting rights or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan. Since we suspend the entry of changes into the register of shareholders from April 1 to the date when an ordinary general meeting of shareholders is held each year, shareholders having voting rights at an ordinary general meeting of shareholders are fixed on March 31 each year.

      Any shareholder holding 300 shares or one percent of the total number of the outstanding shares for six months or longer may propose a matter to be considered at a general meeting of shareholders. A proposal is made by submitting a written request to the Board of Directors at least six weeks prior to the date of such meeting.

Voting Rights

      A shareholder of record is entitled to one vote per share. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is one of our shareholders. The Commercial Code provides that the quorum for election of directors and statutory auditors is one-third of the total number of issued shares having voting rights. Our Articles of Incorporation provide that shares may not be voted cumulatively for the election of directors.

      The Commercial Code provides that a special resolution of shareholders’ meeting is required in order to amend the Articles of Incorporation and in certain other instances, including

•	any reduction of the stated capital,

•	Any removal of a director or a statutory auditor,

•	dissolution or merger,

•	transfer of the whole or an important part of the business,

•	taking over the whole of the business of any other company,

•	any offering of new shares at a “specially favorable” price, or any offering of convertible bonds with “specially favorable” conversion conditions or of bonds with warrants or rights to subscribe for new shares with “specially favorable” conditions to persons other than shareholders, or

•	approval of the share exchange and share transfer for the purpose of the establishment of a 100% parent-subsidiary relationship.

      A special resolution requires the approval of the holders of at least two-thirds of the shares represented at the meeting where a quorum is present. A quorum exists when a majority of the total number of outstanding shares having voting rights is represented.

Liquidation Rights

      If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the number of shares they hold.

Issue of Additional Shares and Pre-emptive Rights

      Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as our Board of Directors determines, as long as the limitations on the offering of new shares at a “specially favorable” price mentioned above are observed. Our Articles of Incorporation provide that any issuance of additional shares, convertible debt and bonds with warrants is subject to the approval by two-thirds of the directors present at a meeting of the Board of Directors at which a majority of all directors are present. Our Board of Directors may, however, give shareholders subscription rights to new shares. Any rights must be given on uniform terms to all shareholders as of a record date. Notice of that record date must be given at least two weeks’ in advance. Each shareholder must also be given at least two weeks’ prior notice of the date on which the rights expire.

      The issue price of new shares with a par value may not be less than the par value and must be paid in full. We may, however, make a rights issue to shareholders at a subscription price per share which is less than the par value thereof if:

•	the difference between the subscription price and the par value does not exceed the sum of the amount accounted for as stated capital in excess of par value in connection with previous issues and the amount of additional paid-in capital, legal reserve and retained earnings transferred to stated capital, divided by the number of the new shares;

•	the sum of our net assets and the total subscription price, divided by the number of the shares in issue thereafter, is at least ¥50,000; and

•	the subscription rights to the new shares are made transferable.

Dilution

      It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price. In that case, shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us.

Report to Shareholders

      We currently furnish our shareholders’ notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at shareholders’ meetings, all of which are in Japanese.

      Upon completion of the offering, we will be subject to the information requirements of the Exchange Act and we will file reports and other information in English with the SEC. For information on how to obtain these reports and other information, please refer to the “Where You Can Find More Information” section of this prospectus.

Record Date and Close of Register of Shareholders

      The record date for annual dividends is March 31 and the record date for interim dividends is September 30. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. We may close the register of shareholders for a period not to exceed three months.

Repurchase of Shares by Us

      We cannot acquire shares except by means of a reduction of capital in the manner provided in the Commercial Code and except as otherwise permitted by the Commercial Code as summarized below.

      The Commercial Code permits us to acquire shares, pursuant to a resolution at an ordinary general meeting of shareholders, only for the purpose of transferring shares to our Directors or employees or to cancel shares.

      We can only acquire shares to transfer to our directors or employees if:

•	the number of shares to be acquired does not exceed 10 percent of our total issued shares; and

•	the aggregate amount of the purchase price does not exceed the amount of the retained earnings available for annual dividend payment less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

      We can only acquire shares for cancellation if:

•	the aggregate amount of the purchase price does not exceed the amount of the retained earnings available for annual dividend payment less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital; and

•	there is not a concern that there would be no retained earnings available for annual dividend payment at the close of the current business year.

      We can also issue to our directors or employees warrant options to subscribe for new shares. For information about stock options, please refer to “Management — Stock Option Plans” in this prospectus.

Stock Options

      The Commercial Code of Japan permits two types of stock option plans: options by means of repurchase of treasury stock and options by means of issue of warrants.

      In order to adopt treasury-stock options, we need to obtain a resolution of an ordinary shareholders meeting which authorizes the options and sets out the identity of directors or employees to be granted the options, as well as the kind and number of treasury-stocks to be transferred on exercise and the price, exercise period and other terms of the options. The number of shares to be purchased by the directors or employees upon exercise of the options may not exceed one-tenth of the total number of issued shares of the corporation.

      In order to adopt a warrant option plan, we need to amend our Articles of Incorporation to allow it. In addition, a special resolution of shareholders at a shareholders’ meeting is required to grant warrant options. The extraordinary resolution must authorize the identity of directors or employees to be granted the options, and the kind and number of shares to be newly issued on exercise and the price, exercise period and other terms of the options. The special resolution for this purpose requires a quorum of shareholders representing one half of the total number of shares issued and outstanding and a resolution adopted by shareholders representing two thirds or more of the voting rights present at the meeting. The number of shares issuable upon exercise of the warrant options shall not exceed one-tenth of the number of shares in issue and the exercise period shall be not more than ten years.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

      Morgan Guaranty Trust Company of New York will be the depositary for our ADS program and will issue the ADRs. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent ownership interests in 1/200th of a share or the right to receive shares. The shares will be deposited by us with The Sumitomo Bank, Limited, our custodian in Tokyo, Japan. Each ADS will also represent securities, cash or other property deposited with Morgan Guaranty Trust Company of New York but not distributed to ADS holders. Morgan Guaranty Trust Company of New York’s office is located at 60 Wall Street, New York, NY 10260.

      You may hold ADRs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      As an ADR holder, you will not be treated as one of our shareholders and you will not have shareholder rights under Japanese law. The nominee of the depositary will be the legal owner of the shares underlying your ADRs, and you must rely on the nominee to exercise the rights of a shareholder. You will have ADR holder rights. Those rights and the obligations of the depositary are set out in a deposit agreement among us, the depositary and you, as an ADR holder. The deposit agreement and the ADRs are generally governed by New York law.

      The following is a summary of the material terms of this deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled “— Information about the Company”.

Share Dividends And Other Distributions

  How will you receive dividends and other distributions on our shares?

      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

      Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the agreement allows the depositary to distribute the Japanese yen only to those ADR holders to whom it is possible to do so. It will hold the Japanese yen it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Japanese yen and it will not be liable for the interest.

      Before making a distribution, the depositary will deduct any withholding taxes that must be paid under Japanese law. See “Tax Considerations — Japanese Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the Japanese yen currency, you may lose some or all of the value of the distribution.

      Shares. The depositary may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, each ADS will also represent the new shares.

      Rights to receive additional shares. If we offer holders of our shares any rights to subscribe for additional shares or and other rights,the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we don’t furnish this evidence and give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it does with cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

      U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

      Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. Otherwise, it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders.

      This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADRs issued?

      The depositary will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

  How do ADR holders cancel an ADR and obtain shares?

      You may turn in your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office.

Voting Rights

      You may instruct the depositary to vote the shares underlying your ADRs if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you cancel your ADRs and withdraw the shares. However, you may not know about the meeting in time to withdraw the shares.

      If we ask for your instructions, which we intend to do, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Japanese law and the provisions of our Articles of Incorporation, to vote or to have its agents vote the shares or other deposited securities as you instruct. If you do not validly instruct the depositary, they will deem that you have instructed them to give a discretionary proxy to a person designated by us to vote such deposited securities, unless substantial opposition exists or the matter materially and adversely affects your rights. No votes will be cast as to fractional shares, which shall be rounded down to the nearest whole share.

      We and the depositary cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs	Each issuance of an ADR Each cancellation of an ADR, including as a result of termination of the deposit agreement

Registration or Transfer Fees	Transfer and registration of shares on the share register of the custodian from your name to the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Conversion of Japanese yen to U.S. dollars Cable, telex and facsimile transmission expenses

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges payable by the depositary or its agents in connection with servicing the deposited securities	As incurred

Payment of Taxes

      The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our shares
Reclassify, split up or consolidate any of the deposited securities
Distribute securities on the shares that are not distributed to you
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The cash, shares or other securities received by the depositary will become deposited securities.
Each ADR will automatically represent its equal share of the new deposited securities.
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities received by the depositary. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Amendment and Termination

  How may the deposit agreement be amended?

      We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or out-of-pocket expenses of the depositary such as cable, telex, facsimile transmission or delivery costs, or prejudices an important right of ADR holders, it will only become effective 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

  How may the deposit agreement be terminated?

      The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary tells us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify you at least 90 days before termination.

      After termination, the depositary and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may, if practical, sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; Limits on the liability of holders of ADRs

      The deposit agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions stated in the agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

      We and the depositary agree to indemnify each other under circumstances stated in the deposit agreement.

Requirements for Depositary Actions

      Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the books of the depositary or we are closed, or at any time if the depositary or we think it advisable to do so.

Your right to receive the shares underlying your ADRs

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) we or the depositary has closed the transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

      As the ADS/share ratio is 200/1, and the depositary will not accept for surrender any number of ADSs which require the delivery of fractional shares, you will need to have 200 ADSs or any integral multiple thereof in order to withdraw any shares.

Information about Us

      Following the offering, we will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file certain reports with the SEC.

      The depositary will make available for inspection by you at its office in New York any reports and communications, including any proxy soliciting material, received from us. The depositary will also, upon written request, send you copies of any reports furnished by us pursuant to the deposit agreement. These reports and communications, including any proxy soliciting material, will be furnished in English to the extent the materials are required to be translated into English pursuant to any regulations of the SEC.

Disclosure of Interests

      We may from time to time request you to provide information as to the capacity in which you own or owned ADRs and regarding the identity of any other persons then or previously interested in such ADRs and the nature of such interest.

      You agree in the deposit agreement to provide any information requested by us or the depositary. The depositary has agreed to comply with reasonable written instructions received from us requesting that the depositary forward any requests to you and to forward to us any responses to requests received by the depositary.

Pre-Release of ADRs

      In certain circumstances, subject to the provisions of the agreement, the depositary may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer (i) owns the shares or ADRs to be deposited, (ii) assigns all beneficial rights, title and interest in such shares or ADRs to the depositary for the benefit of the ADR holders and (iii) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the offering, there has been no market for our shares or ADSs, and there can be no assurance that a significant public market for the ADSs will develop or be sustained after the offering. Furthermore, because most of our outstanding shares will not be available for sale until some time after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of shares in the public market after these restrictions lapse and from time to time thereafter could adversely affect the prevailing market price for our shares or ADSs and our ability to raise capital through the sale of equity securities in the future.

      Upon completion of this offering and the private placement to IIJ, we will have outstanding 501,960 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, all of the shares and ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares or ADSs are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

      Currently, IIJ, Sony and Toyota own all of our shares of common stock. IIJ, Sony and Toyota have each agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. The Japanese corporations and financial institutions to whom common stock may be allocated at Crosswave’s request as discussed in “Underwriting” have agreed to similar restrictions.

      After this period, IIJ, Sony and Toyota may sell their shares. However, each of IIJ, Sony and Toyota will be our “affiliate” as that term is defined in Rule 144 under the Securities Act. As affiliates, their shares will not be freely tradable without restriction under the Securities Act.

      Under Rule 144 of the Securities Act as currently in effect, within any three-month period an affiliate of ours may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, equal to approximately 5,020 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

      Sales under Rule 144 must also comply with some restrictions regarding the manner of sale, notice requirements and availability of current public information about us.

TAX CONSIDERATIONS

Japanese Taxation

      The following is a discussion, prepared by Asahi Law Offices, summarizing material Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves, by consulting their own tax advisers, as to

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence.

      Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are generally not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. This is true whether or not the transfer is made in connection with a stock split or otherwise. In general a transfer of additional paid-in capital to stated capital is not treated as a dividend. No transfer of retained earnings or legal reserve to stated capital would be necessary in connection with a stock split if the total par value of shares in issue after the stock split does not exceed the stated capital.

      The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under the Treaty, the maximum withholding rate for most shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

•	during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

•	not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Treaty.

      For purposes of the Treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

      Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate to 15% for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The

Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and Crosswave have some capital relationship as provided for in an applicable tax treaty.

      Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by Crosswave must submit the required form in advance through Crosswave to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. See “Description of Capital Stock — General”. With respect to ADSs, the reduced rate is applicable if Morgan Guaranty Trust Company of New York, as depositary, or its agent submits two Application Form for Income Tax Convention — one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

      A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

      Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

      Crosswave has paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that Crosswave will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

United States Taxation

      The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs as of the date of this prospectus. It only applies to you if you purchase your shares or ADSs through this offering and hold your shares or ADSs as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	investors liable for alternative minimum tax,

•	financial institutions,

•	investors that actually or constructively own 10% or more of the voting stock of Crosswave,

•	investors that hold shares or ADSs as part of a straddle or a hedging, integrated conversion or constructive transaction, or

•	investors whose functional currency is not the U.S. dollar.

      This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly with retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

      For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      A “non-U.S. Holder” is a beneficial owner of shares or ADSs that is not a United States person for United States federal income tax purposes.

      The discussion address only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

      In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

      The discussion under the headings “Taxation of Dividends — U.S. Holders” and “Taxation of Capital Gains — U.S. Holders” assumes that we will not be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading below “PFIC Rules”.

  Taxation of dividends

      U.S. holders. Under the United States federal income tax laws if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Crosswave out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

      The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction.

      The amount of the dividend distribution that you must include in your income of a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot

Japanese yen/ U.S. dollar rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. If the Japanese yen received as a dividend is not converted into United States dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to its dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

      Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on the distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax purposes.

      Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against the United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation” above for the procedures for obtaining a reduced withholding rate under the treaty or a tax refund.

      Dividends from us will constitute income from sources outside the United States, but generally will be “passive income” or, if received by financial institutions, “financial services income”. Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

      Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all shareholders of Crosswave generally will not be subject to United States federal income tax.

      Non-U.S. holders.  If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Taxation of capital gains

      U.S. holders. If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value for the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

      Non-U.S. holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

      If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

      PFIC rules. We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change. Because of the nature of our income and assets, including our use of the proceeds of this offering and the value of our goodwill based on our market capitalization, we could be determined to be a PFIC for our current and subsequent taxable years.

      In general, If you are a U.S. holder, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets are attributable to assets that produce or are held for the production of passive income.

      Passive income generally includes dividends, interest, royalties, rents, other than certain rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

      If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of shares or ADSs and

•	any “excess distribution” that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

      Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      Special rules apply for calculating the amount of the foreign tax credit with respect to excess distribution by a PFIC.

      If you own shares or ADSs in a PFIC that are treated as “marketable stock”, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the addition gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. For purposes of this election, if the ADSs are regularly traded on Nasdaq, the ADSs should be considered as marketable stock and therefore you should be able to make this election.

      If you own shares or ADSs during any year that Crosswave is a PFIC, you must file Internal Revenue Service Form 8621.

  Backup withholding and information reporting

      In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate United States person, will be subject to information reporting requirements and “backup withholding” tax at the rate of 31% if you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, if you fail to comply with applicable certification requirements.

      Persons that are not United States persons may be required to establish their exemption from information reporting and back-up withholding by certifying their status on Internal Revenue Service Forms W-8BEN.

      If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares or ADSs through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to the payment. However, United States information reporting requirements may apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a United States person,

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States,

•	is a “controlled foreign corporation” as to the United States, or

•	with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year,

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its records that the holder is a non-United States person or otherwise establishes an exemption.

      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by providing the required information and filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

      We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs

Goldman, Sachs & Co.	9,384,000

J.P. Morgan Securities Inc.	3,129,000

FleetBoston Robertson Stephens Inc.	3,129,000

A.G. Edwards & Sons, Inc.	350,000

C.E. Unterberg, Towbin	350,000

Gerard Klauer Mattison & Co., Inc	350,000

Thomas Weisel Partners LLC	350,000

Wasserstein Perella Securities, Inc.	350,000

Total	17,392,000

      A portion of the offering outside the United States may be in the form of shares rather than ADSs, at an equivalent price per ADS equivalent. The underwriters have agreed to purchase all of the shares being offered in the offering (other than those covered by the over-allotment option described below) if they purchase any such shares.

      If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,608,000 ADSs from us to cover such sales. They may exercise that option for 15 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion set forth in the table above.

      The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,608,000 additional ADSs.

Paid by Crosswave Communications, Inc.

	No Exercise	Full Exercise

Per ADS	$0.88	$0.88

Total	$15,304,960	$17,600,000

      ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.52 per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      In addition to the offering of the ADSs, we will be selling 15,000 shares in a private placement to IIJ. The price of each share sold to IIJ is the equivalent of the price of the number of ADSs being sold hereby that constitute a share.

      We and our three existing shareholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman,

Sachs & Co. on behalf of the underwriters. This agreement does not apply to the issue and sale of shares to IIJ in the concurrent private placement or to the grant of the stock options referred to in “Stock Option Plans — Management”. The Japanese corporations and financial institutions to whom ADSs may be allocated at Crosswave’s request as discussed below have agreed to similar restrictions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

      Prior to the offering, there has been no public market for the ADSs. The primary factors Crosswave and the underwriters expect to consider in determining the initial public offering price are Crosswave’s historical performance, estimates of Crosswave’s business potential and earning prospects, the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Crosswave, and the prevailing market conditions at the time of this offering.

      At Crosswave’s request, the underwriters have reserved up to 16,000 shares offered hereby for sale at the initial offering price to Japanese corporations and financial institutions with relationships with Crosswave. Crosswave has also requested that the underwriters allocate up to 500 shares to individuals with ties to Crosswave, including seconded employees who are ineligible to receive options under Japanese law. The number of ADSs available for sale to the general public will be reduced to the extent that these parties purchase ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

      Our ADSs have been approved for quotation on the Nasdaq National Market under the symbol “CWCI”.

      In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from Crosswave in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transaction may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.6 million.

      Some of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and underwriting services to us and our principal shareholders for which they have received, or may receive, customary compensation.

      Crosswave has agreed with the underwriters to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all the information set forth in that Registration Statement and the exhibits and schedules thereto. For further information about us and the ADSs to be sold in the offering, please refer to the Registration Statement and to the exhibits and schedules filed therewith. In addition, wherever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is not necessarily complete and that you should refer to the exhibits and schedules that are a part of the Registration Statement for a copy of the contract or other document.

      You may review a copy of the Registration Statement without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also get copies of all or any portion of the Registration Statement from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

      Upon completion of the offering, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the SEC. These other reports will include quarterly reports that are not required by the SEC but which we will furnish to the SEC on a voluntary basis, although we could discontinue this practice at any time. These reports and other information can be inspected at the public reference room at the SEC and at the SEC’s regional offices listed above. You an also obtain copies of such material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

VALIDITY OF SECURITIES

      The validity of the ADSs offered hereby will be passed upon for us by Sullivan & Cromwell. The validity of the shares of common stock underlying the ADSs will be passed upon for us by Asahi Law Offices. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett and Mitsui & Yasuda Law Firm.

EXPERTS

      Our financial statements included in this prospectus have been audited by Asahi & Co., a member firm of Andersen Worldwide SC, independent public accountants, as indicated in their report with respect thereto and is included herein in reliance upon their authority as experts in accounting and auditing.

CROSSWAVE COMMUNICATIONS INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Public Accountants	F-2

Balance Sheets as of March 31, 1999 and 2000	F-3

Statements of Operations for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-4

Statements of Shareholders’ Equity for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-5

Statements of Cash Flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000	F-6

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Crosswave Communications Inc.:

      We have audited the accompanying balance sheets of Crosswave Communications Inc. as of March 31, 1999 and 2000, and the related statements of operations, shareholders’ equity and cash flows for the period from October 28, 1998 (date of inception) through March 31, 1999, and for the year ended March 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crosswave Communications Inc. as of March 31, 1999 and 2000, and the results of its operations and its cash flows for the period from October 28, 1998 through March 31, 1999 and for the year ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

      Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis set forth in Note 1.

Asahi & Co.

A member firm of Andersen Worldwide SC

Tokyo, Japan

May 1, 2000, except for Note 2 as to which the date is June 13, 2000

CROSSWAVE COMMUNICATIONS INC.

BALANCE SHEETS

March 31, 1999 and 2000

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

CURRENT ASSETS:

Cash and cash equivalents	¥5,071,739	¥12,239,362	$119,141

Accounts receivable, less allowance for doubtful accounts of ¥150 thousand ($1 thousand) in 2000 (Note 3):	—	60,895	593

Refundable consumption tax and other current assets	72,660	346,747	3,375

Total current assets	5,144,399	12,647,004	123,109

PROPERTY AND EQUIPMENT, net (Notes 2, 3 and 4):	1,526,578	15,005,373	146,066

DEPOSITS AND OTHER ASSETS (Note 2)	41,137	439,104	4,275

Total assets	¥6,712,114	¥28,091,481	$273,450

CURRENT LIABILITIES:

Current portion of capital lease obligations (Notes 5 and 8)	¥783	¥3,324,883	$32,365

Accounts payable (Note 3)	413,892	1,905,927	18,553

Accrued expenses (Note 2)	502	2,803,665	27,291

Other current liabilities (Note 3)	24,055	5,223	51

Total current liabilities	439,232	8,039,698	78,260

CAPITAL LEASE OBLIGATIONS, less current portion (Notes 5 and 8)	2,284	8,129,617	79,136

Total liabilities	441,516	16,169,315	157,396

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5);

SHAREHOLDERS’ EQUITY (Note 7):

Common stock of ¥50,000 par value; authorized 512,000 shares at March 31, 1999 and 1,600,000 shares at March 31, 2000; issued and outstanding 128,000 shares at March 31, 1999 and 400,000 shares at March 31, 2000	6,353,934	19,854,796	193,272

Accumulated deficit	(83,336)	(7,932,630)	(77,218)

Total shareholders’ equity	6,270,598	11,922,166	116,054

Total liabilities and shareholders’ equity	¥6,712,114	¥28,091,481	$273,450

The accompanying notes to financial statements are an integral part of these balance sheets.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF OPERATIONS

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

	Thousands of		Thousands of
	Yen		U.S. dollars

	1999	2000	2000

REVENUE (Note 3)	¥—	¥231,786	$2,256

OPERATING COSTS AND EXPENSES (Note 3):

Cost of data communication services	—	6,098,725	59,367

Depreciation and amortization	405	841,648	8,193

Sales and marketing	—	431,019	4,195

General and administrative	82,097	520,311	5,065

	82,502	7,891,703	76,820

Operating loss	(82,502)	(7,659,917)	(74,564)

OTHER INCOME (EXPENSE):

Interest expense, net	(22)	(195,852)	(1,906)

Foreign exchange gain	—	10,121	98

Other, net	(812)	(3,646)	(35)

	(834)	(189,377)	(1,843)

Loss before income taxes	(83,336)	(7,849,294)	(76,407)

INCOME TAXES (Note 6)	—	—	—

Net loss	¥(83,336)	¥(7,849,294)	$(76,407)

	Japanese Yen		U.S. dollars

PER SHARE DATA:

Net loss per share	¥(8,569)	¥(46,643)	$(454)

Weighted average number of common shares outstanding	9,725	168,285	168,285

The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

			Thousands
			of U.S.
	Thousands of Yen		dollars

	1999	2000	2000

COMMON STOCK:

Balance, beginning of period	¥—	¥6,353,934	$61,851

Common stock issued 128,000 shares for the six-month period ended March 31, 1999, and 272,000 shares for the year ended March 31, 2000	6,353,934	13,500,862	131,421

Balance, end of period	¥6,353,934	¥19,854,796	$193,272

ACCUMULATED DEFICIT:

Balance, beginning of period	¥—	¥(83,336)	$(811)

Net loss	(83,336)	(7,849,294)	(76,407)

Balance, end of period	¥(83,336)	¥(7,932,630)	$(77,218)

      The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

STATEMENTS OF CASH FLOWS

For the period from October 28, 1998 (date of inception) through March 31, 1999 and for the year ended March 31, 2000

			Thousands
			of U.S.
	Thousands of Yen		dollars

	1999	2000	2000

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	¥(83,336)	¥(7,849,295)	$(76,407)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	405	841,648	8,193

Unrealized foreign currency exchange gain	—	(10,016)	(97)

Changes in operating assets and liabilities:

Increase in accounts receivable	—	(60,895)	(593)

Increase in refundable consumption tax and other current assets	(72,660)	(274,087)	(2,668)

Increase in accounts payable	77,923	585,102	5,696

Increase in accrued expenses and other current liabilities	24,557	2,784,331	27,103

Net cash used in operating activities	(53,111)	(3,983,211)	(38,773)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(1,187,762)	(1,324,302)	(12,892)

Payment for deposits	(41,037)	(295,927)	(2,881)

Increase in other assets, net	(100)	(102,040)	(993)

Net cash used in investing activities	(1,228,899)	(1,722,269)	(16,766)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments under capital lease obligation	(185)	(627,759)	(6,111)

Proceeds from issuance of common stock	6,353,934	13,500,862	131,421

Net cash provided by financing activities	6,353,749	12,873,103	125,310

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,071,739	7,167,623	69,771

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	5,071,739	49,370

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥5,071,739	¥12,239,362	$119,141

CROSSWAVE COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS — (Continued)

	Thousands of		Thousands of
	Yen		U.S. dollars

	1999	2000	2000

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS:

Cash paid during the period for:

Income taxes	—	—	—

Interest expenses	¥21	¥198,457	$1,932

Non-cash transactions — additions to capital lease obligation during the period	¥3,252	¥12,089,208	$117,679

The accompanying notes to financial statements are an integral part of these statements.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 1999 and 2000

1.	Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

  Business and Organization

      Crosswave Communications Inc. (the “Company”) was established on October 28, 1998 as a joint venture among Internet Initiative Japan Inc. (IIJ), Sony Corporation (Sony) and Toyota Motor Corporation (Toyota) for the purpose of operating a nationwide fiber optic network for high-speed, large-capacity data communications. Under the joint venture agreement dated January 26, 1999, the ownership interest in the Company of IIJ, Sony and Toyota is 40%, 30% and 30%, respectively. The Company is a Type I Carrier as designated by Ministry of Posts and Telecommunications of Japan, and is licensed to provide telecommunication services through its own telecommunication network facilities.

      The Company was a development stage enterprise from its inception through March 1999 and its activities during that period consisted of raising capital, developing its business plan, procuring the Type I Carrier License, designing and developing its network architecture and support system, acquiring the related equipment and facilities and negotiating interconnection agreements.

      The telecommunication industry in Japan is highly regulated and therefore regulatory matters could impact the Company’s ability to conduct its business.

      The Company has incurred net losses since its inception as it continues to build its network and customer base. The Company intends to fund its future liquidity requirements through capital raising activities and/or funding from other sources including its existing shareholders. If these efforts are not successful, future operations of the Company will be adversely affected.

  Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements

      The Company maintains its books of accounts in conformity with financial accounting standards of Japan. The financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. The major adjustments include those related to accounting for leases, recognition of certain revenues, depreciation and amortization and accruals for certain expenses.

     (b)  Concentration of Risk

      The Company is highly dependent on IIJ, its 40 percent shareholder, not only as its main customer and its main sales agent but also for procurement of equipment and source of managerial and technical personnel and expertise. See also Note 3 for disclosures of related party transactions.

     (c)  Translation into U.S. Dollars

      The Company maintains its accounts in Japanese yen, the currency of the country in which it is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at Federal Reserve Bank of New York on March 31, 2000 of ¥102.73 to US$1 solely for convenience of readers outside Japan. The

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

     (d)  Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (e)  Revenue Recognition

      The Company provides high-speed backbone service, wide area Ethernet platform service, dial-up port service and the renting of racks to its customers on a fixed monthly fee basis. Revenues from these services are recognized on a fixed monthly basis as the services are provided to customers.

      Initial set-up fee revenues are deferred and recognized over the estimated average period that the customers are expected to remain connected to the system.

     (f)  Sources of Data Communication Services

      As more fully described in Note 2, the Company relies on data communication carriers through indefeasible right of use (IRU) contracts in units of capacity of data traffic connections operated by these carriers to provide data communication services to its customers. The Company believes that its anticipated use of multiple carriers and its ability to use its own network developments will significantly mitigate concentration of supplier risks in this respect.

     (g)  Loss Per Share

      Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding.

     (h)  Cash and Cash Equivalents

      Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

     (i)  Foreign Currency Transactions

      Purchases denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency accounts payable balances are restated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

     (j)  Property and Equipment

      Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization of property and equipment, including purchased software, is computed on a straight-line method using estimated useful lives of 3 to 30 years. Property under capital lease, including certain IRUs, is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

     (k)  IRU Contracts

      The Company has entered into various IRU contracts with data communication carriers for network data transmission capacity. Accounting for each IRU is based on whether it is a service contract or a lease under Statement of Financial Accounting Standards (“SFAS”) No. 13 “Accounting for Leases.” The Company has determined based on current industry practices and interpretations that each of its IRUs qualifies as a lease. Further classifications have been made as either an operating lease or a capital lease in accordance with established criteria.

      As the accounting for IRUs is evolving, there are a number of issues, some of which have already been referred to the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”), while others are likely to be referred to standard setting bodies. As such, different accounting might therefore be required for IRU contracts in the future.

     (l)  Capital Leases

      All leased property, including certain IRUs, meeting specified criteria under SFAS No. 13 are capitalized as property and equipment based on the present value of the future minimum lease payments.

     (m)  Long-Lived Assets

      The Company’s long-lived assets, primarily consisting of property and equipment and IRUs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. There was no impairment loss for long-lived assets for the six-month period ended March 31, 1999 and for the year ended March 31, 2000.

     (n)  Income Taxes

      Income taxes are provided based on income for financial reporting purposes. Deferred income taxes are recognized under the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided against assets which are not likely to be realized.

     (o)  Segment information

      To date, as presented in the accompanying financial statements, the Company has managed its business and measured results based on a single data communication services operating segment with all its facilities located in Japan.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     (p)  Advertising expense

      Advertising expense is charged to income as incurred.

     (q)  New Accounting Standards

      In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 will be effective for the fiscal years beginning after June 15, 2000 and requires recognition of all derivatives in the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in the current earnings or other comprehensive income, depending on hedge designation and type of the related hedge transaction. The hedge ineffectiveness will all be recognized in earnings. The Company will adopt SFAS No. 133 during the fiscal year in which the statement becomes effective. The effect on the Company’s financial statements of adopting SFAS No. 133 is not expected to be significant. There has been no derivative instrument employed by the Company through March 31, 2000.

2.  IRU Contracts With Carriers

      The Company has entered into the following three IRU contracts:

      On November 30, 1998, the Company entered into a contract with KDD to purchase an IRU in units of capacity of a nationwide network of dark fiber in Japan for 10 years commencing from May 1999 through April 2009. Under this contract, the Company is obliged to make lease payments of variable and fixed portions and maintenance fees to KDD for the use of dark fiber. The variable portion of the lease payments is set at 5% of total sales during a fiscal year based on sales projections available at the time of the contract, subject to prospective adjustments by agreement of the parties in the percentage in case of future deviations of 10% or more from the projected amount of the variable portion on a cumulative basis from the following business year after such deviation. The percentage, however, is fixed at 5% for the year ended March 31, 2000 and the year ending March 31, 2001. The contract is being accounted for as an operating lease based on the criteria set forth in SFAS No. 13, “Accounting for Leases.” The fixed portion of lease expense and maintenance expense is recognized on a straight-line basis over the term of the contract and the differences between such expenses and actual cash payments that fluctuate over the lease term are recorded as accrued expenses in the accompanying balance sheets. Lease expense under this operating lease, including variable and fixed portions, amounted to ¥3,137,787 thousand (US$30,544 thousand) for the year ended March 31, 2000, and was included in cost of data communications services in the accompanying statements of operations.

      On October 8, 1999, the Company entered into a contract with Pacific Global Exchange to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for 20 years for US$25,920,000. The Company made a down payment of US$1,296,000 upon signing of the contract in October 1999, which was recorded as deposits and other assets in the accompanying balance sheets. Subsequently, on June 13, 2000, the Company canceled the contract and expects the deposit to be fully refunded.

      On March 28, 2000, the Company also entered into a contract with Global Crossing to purchase an IRU in units of dedicated capacity of an international data traffic connection on optic fiber lines between Japan and the United States for the period commencing from March 2000 through December 2023, for the total contract price of US$25 million. According to the payment schedule set forth in the contract, the Company paid 25% of the total contract price upon signing of the contract in March 2000 with the remaining 75% payable in or before March 2001. The

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

contract is being accounted for as a capital lease based on the criteria set forth in SFAS No. 13. The IRU is recorded in property and equipment as a capitalized lease in the accompanying balance sheet and is being depreciated on a straight-line basis over the contract term. Under this contract, the Company is also obligated to pay an annual maintenance fee of US$150,000 per minimum capacity unit for the five units, totaling US$750,000.

3.  Related Party Transactions

      Summarized below are significant transactions with related parties for the period from October 28, 1998 through March 31, 1999 and for the year ended March 31, 2000, and the related transaction balances as of March 31, 1999 and 2000:

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	affiliates	affiliates	affiliates
1999:
Transactions:
Purchases of property	¥1,080,082	—	—
Operating costs and expenses	5,596	¥17,524	—

Balances:
Accounts payable and other liabilities	4,603	—	—

	Thousands of Yen

	IIJ and its	Sony and its	Toyota and its
	subsidiaries/	subsidiaries/	subsidiaries/
	affiliates	affiliates	affiliates
2000:
Transactions:
Revenue	¥199,914	¥12,555	¥1,701
Purchases of property	1,378,677	—	—
Operating costs and expenses	344,845	357,330	30,434

Balances:
Accounts receivable	53,651	6,237	—
Accounts payable	18,939	18,133	3,422

	Thousands of U.S. dollars

	IIJ and	Sony and	Toyota and
	subsidiaries/	subsidiaries/	subsidiaries/
	affiliates	affiliates	affiliates
2000:
Transactions:
Revenue	$1,946	$122	$17
Purchases of property	13,420	—	—
Operating costs and expenses	3,357	3,478	296

Balances:
Accounts receivable	522	60	—
Accounts payable	184	176	33

      The Company has management service agreements with IIJ, Sony and Toyota under which directors and managerial and technical employees are seconded from these shareholders to the Company, whose services are charged as service fees to the Company based principally on their payroll costs. Operating costs and expenses presented in the table above included service fees paid for such services to IIJ, Sony and Toyota totaling ¥301,335 thousand (US$2,933 thousand),

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

¥27,653 thousand (US$269 thousand) and ¥30,256 thousand (US$294 thousand), respectively, for the year ended March 31, 2000.

      During the year ended March 31, 2000, the Company paid Intervision Inc., a subsidiary of Sony, ¥317,852 thousand (US$3,094 thousand) for advertising and promotion services provided by Intervision Inc., which is included in operating costs and expenses in the table above.

4.  Property and Equipment

      Property and equipment at March 31, 1999 and 2000 consisted of the following:

			Thousands
			of U.S.
	Thousands of Yen		dollars

	1999	2000	2000

Property and equipment, at cost:

Capitalized leases, primarily data communications equipment	¥3,252	¥12,758,224	$124,192

Data communication equipment	—	885,883	8,623

Purchased software	—	346,404	3,372

Leasehold improvements and other equipment	628	126,438	1,231

Construction in progress	1,523,103	1,728,418	16,825

	1,526,983	15,845,367	154,243

Less: accumulated depreciation	(405)	(839,994)	(8,177)

Property and equipment, net	¥1,526,578	¥15,005,373	$146,066

5.  Leases

      The Company is obligated under various capital leases and non-cancelable operating leases, which expire at various dates during the next ten years.

      At March 31, 1999 and 2000, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

Capitalized leases, primarily data communications equipment	¥3,252	¥12,758,224	$124,192

Less: accumulated depreciation	(195)	(706,909)	(6,881)

	¥3,057	¥12,051,315	$117,311

      Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying statements of operations.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments under capital leases as of March 31, 2000 are as follows:

	Thousands of	Thousands of
Year ending March 31,	Yen	U.S. dollars

2001	¥3,797,123	$36,962

2002	1,806,811	17,588

2003	1,806,604	17,586

2004	1,791,681	17,441

2005	1,776,720	17,295

2006 and thereafter	1,963,163	19,110

Total minimum lease payments	12,942,102	125,982

Less amount representing interest (rates ranging from 1.90% to 5.14%)	(1,487,602)	(14,481)

Present value of net minimum payments	¥11,454,500	$111,501

Less: current portion	(3,324,883)	(32,365)

Noncurrent	8,129,617	79,136

      As explained in Note 2, the Company is obligated under a non-cancelable IRU contract with KDD accounted for as an operating lease. As of March 31, 2000, future minimum lease payments for the fixed portion of this operating lease contract and maintenance fees under the related non-cancelable maintenance service contract are as follows:

	Thousands of Yen		Thousands of U.S. dollars

	Lease (fixed		Lease (fixed
Year ending March 31,	portion)	Maintenance	portion)	Maintenance

2001	¥2,000,000	¥1,000,000	$19,469	$9,734

2002	2,000,000	2,000,000	19,469	19,469

2003	4,000,000	2,500,000	38,937	24,336

2004	4,000,000	2,500,000	38,937	24,336

2005	4,000,000	2,500,000	38,937	24,336

2006 and thereafter	16,000,000	10,000,000	155,747	97,341

Total minimum payments	¥32,000,000	¥20,500,000	$311,496	$199,552

In addition to the total minimum payments for the fixed portion presented above, there are projected variable payments as set forth in the contract of ¥800,000 thousand (US$7,787 thousand), ¥1,200,000 thousand (US$11,681 thousand), ¥1,800,000 thousand (US$17,522 thousand), ¥2,500,000 thousand (US$24,336 thousand), ¥3,000,000 thousand (US$29,202 thousand) and ¥17,000,000 thousand (US$165,482 thousand) for the years ending March 31, 2001, 2002, 2003, 2004, 2005 and 2006 and thereafter. Actual variable payments could differ from these projected amounts due to deviations in sales amounts from the sales projection underlying the contract. As of March 31, 2000, the actual variable payments made to date are less than the projected amounts in the contract by approximately ¥390,000 thousand (US$3,796 thousand), which may result in adjustments to the rates to be paid in later years according to the provisions of the contract as described in Note 2.

The annual maintenance fee under the international IRU contract of March 28, 2000 is estimated to be approximately ¥77,047 thousand (US$750 thousand) per year.

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company occupies offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for such cancelable leases for the period ended March 31, 1999 and for the year ended March 31, 2000 totaled ¥7,921 thousand and ¥336,510 thousand (US$3,276 thousand), respectively.

6.  Income Taxes

The Company is subject to national, municipal and local taxes in Japan based on income. Due to the enactment of a new tax law, the aggregate normal tax rate was reduced from approximately 48% for the period ended March 31, 1999 to 42% for the year ended March 31, 2000. Deferred income taxes were principally calculated at the rate of 42%.

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 1999 and 2000 are as follows:

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

Deferred tax assets:

Net operating loss carryforwards	¥53,992	¥2,140,026	$20,832

Accrued expenses	—	1,164,705	11,338

Lease obligation	5	33,632	326

Depreciation	—	43,117	420

Other	—	2,161	21

Total gross deferred tax assets	53,997	3,383,641	32,937

Less valuation allowance	(53,997)	(3,377,101)	(32,874)

Deferred tax assets	—	6,540	63

Deferred tax liabilities	—	6,540	63

Net deferred tax assets	¥—	¥—	$—

Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 1999 and 2000 are fully offset by a valuation allowance.

At March 31, 2000, the Company had net operating loss carryforwards for income tax purposes of ¥5,095,301 thousand (US$49,599 thousand) which were available to offset future taxable income. Most of these carryforwards will expire from in 2005.

7.  Shareholders’ Equity

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of account maintained in conformity with financial accounting standards in Japan. At March 31, 2000, the accumulated deficit recorded on the Company’s books of account was ¥ 5,132,122 thousand (US$49,957 thousand), and therefore no dividends may be paid at the present time.

The Code requires the Company to appropriate as a legal reserve a portion of retained earnings in an amount equals to at least 10 percent of cash payments, including dividends and officers’ bonuses, in each financial period, until the reserve equals 25 percent of stated capital. The retained earnings so appropriated may be used to eliminate or reduce a deficit

CROSSWAVE COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Code, at least 50 percent of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital, as reduced by stock issuance costs less the applicable tax benefits, are credited to additional paid-in capital.

8.  Fair Value of Financial Instruments

For financial instruments other than capital lease obligations, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of capital lease obligations at March 31, 1999 and 2000 are as follows:

			Thousands of
	Thousands of Yen		U.S. dollars

	1999	2000	2000

Capital lease obligation	¥2,965	¥11,581,367	$112,736

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Through and including August 28, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Crosswave

Communications Inc.

17,392,000

American Depositary Shares
Representing
86,960 Shares of Common Stock

Goldman, Sachs & Co.

J.P. Morgan & Co.

Robertson Stephens

Representatives of the Underwriters